ING Life Insurance and Annuity Company
and its
Variable Annuity Account I

RETIREMENT MASTER

Supplement dated April 30, 2012 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2012

_____

The following information amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

IMPORTANT INFORMATION REGARDING AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the ING Artio Foreign Portfolio.*

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the ING Artio Foreign Portfolio. Subject to shareholder approval, effective on or about July 21, 2012 (the "Reorganization Effective Date"), the ING Artio Foreign Portfolio (the "Merging Fund") will be reorganized and will merge with and into the following "Surviving Fund."

Merging Fund	Surviving Fund
ING Artio Foreign Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class I)

Because neither the Merging Fund nor the Surviving Fund have been selected by your plan and are currently not available to you, this Fund Reorganization will not affect you. Notwithstanding, after the Reorganization Effective Date, the Merging Fund will no longer be available for selection by your plan.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0052
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***

April 2012

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT I
RETIREMENT MASTER
CONTRACT PROSPECTUS – APRIL 30, 2012

Contracts. The contracts described in this prospectus are group deferred variable and fixed annuity contracts issued by ING Life Insurance and Annuity Company (the "Company"). Prior to January 1, 2006, the contracts were issued by ING Insurance Company of America ("IICA"). On December 31, 2005, IICA merged with and into the Company, and the Company assumed responsibility for all of IICA's obligations under the contracts. See "The Company" for information about the merger of IICA with and into the Company. The contracts are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code").

> ***Why Reading This Prospectus is Important.*** Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, (generally, the person to whom we issue the contract, the plan sponsor), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account I (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option. The fixed interest option available under the contracts is the Fixed Plus Account. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Plus Account in an appendix to this prospectus.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the **"INVESTMENT OPTIONS"** section on page 10 of this prospectus and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the April 30, 2012 Statement of Additional Information ("SAI") free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the **"CONTRACT OVERVIEW–Questions: Contacting the Company"** section of this prospectus. You may also obtain a prospectus or an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-130822. The SAI table of contents is listed on page 38 of this prospectus. The SAI is incorporated into this prospectus by reference.

The Funds*

EuroPacific Growth Fund® (Class R-4)[1]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
ING Balanced Portfolio (Class I)
ING Baron Growth Portfolio (Class S)[2]
ING BlackRock Large Cap Growth Portfolio (Class S)[3]
ING BlackRock Science and Technology Opportunities
    Portfolio (Class I)
ING Global Bond Portfolio (Class I)
ING Growth and Income Portfolio (Class I)[3]
ING Index Plus LargeCap Portfolio (Class I)[3]
ING Index Plus MidCap Portfolio (Class I)
ING Index Plus SmallCap Portfolio (Class I)[3]
ING Intermediate Bond Portfolio (Class I)
ING Invesco Van Kampen Equity and Income Portfolio
    (Class S)[3]
ING Invesco Van Kampen Growth and Income Portfolio
    (Class S)[3]
ING Large Cap Growth Portfolio (Class I)[3]
ING Money Market Portfolio (Class I)

ING Oppenheimer Global Portfolio (Class I)
ING PIMCO Total Return Portfolio (Class S)
ING SmallCap Opportunities Portfolio (Class I)[3]
ING Small Company Portfolio (Class I)[4]
ING T. Rowe Price Capital Appreciation Portfolio
    (Class S)
ING T. Rowe Price Growth Equity Portfolio
    (Class I)
ING U.S. Stock Index Portfolio (Class I)
Invesco V.I. Core Equity Fund (Series I)
Lord Abbett Series Fund – Mid Cap Stock Portfolio
    (Class VC)[2][3]
Neuberger Berman Socially Responsive Fund®
    (Trust Class)[1]
PIMCO VIT Real Return Portfolio
    (Administrative Class)[3]
The Growth Fund of America® (Class R-4)[1]
Wanger Select[3]

---

*   The funds listed above include every fund available through the product and selected by your plan. **See "APPENDIX III–Fund Descriptions"** for a complete list of all funds available but not yet selected by your plan.

[1]   This fund is available to the general public, in addition to being available through variable annuity contracts. **See "INVESTMENT OPTIONS–Risks of Investing in the Funds–Public Funds."**

[2]   This fund has changed its name to the name listed above. **See "APPENDIX III–Fund Descriptions"** for a complete list of former and current fund names since your last prospectus supplement.

[3]   This fund is no longer available to new investments under your plan.

[4]   The ING Small Company Portfolio is only available to plans offering the fund prior to April 29, 2011.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The contracts are not offered for sale in the state of New York.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the USFS Customer Service Center:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review **"CONTRACT OWNERSHIP AND RIGHTS"** and **"CONTRACT PURCHASE AND PARTICIPATION."**

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example, a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans, Roth 403(b) plans or in some 401(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT"** and **"INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding and taxation. **See "WITHDRAWALS," "TAX CONSIDERATIONS,"** and **"INCOME PHASE."**

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE"** and **"FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Option, or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Option
Variable Annuity Account I
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several income phase payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.*

Loan Interest Rate Spread[1]	3.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Mortality and Expense Risk Charge[2]	1.00%
Maximum Administrative Expense Charge[3]	0.25%
Maximum Total Separate Account Annual Expenses	1.25%

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds[4] that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses

	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.26%	1.51%

See the "FEES–Fund Fees and Expenses" section of this prospectus for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the fund's affiliates.

1 This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5%; however, we reserve the right to apply a spread of up to 3.0%. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."**

2 This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. **See "FEES–Mortality and Expense Risk Charge."**

3 We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. **See "FEES–Administrative Expense Charge."**

4 Both funds selected by your plan and funds not yet selected were considered when determining the minimum and maximum fund expenses.

* State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. **See "Premium and Other Taxes."**

Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the maximum separate account annual expenses, and the fund fees and expenses as described below.

Maximum Fund Fees and Expenses Examples. The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$279	$856	$1,459	$3,090

Minimum Fund Fees and Expenses Examples. The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$154	$477	$824	$1,802

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX IV**, we provide condensed financial information about the separate account subaccounts you may invest in through the contract. The numbers show the year-end unit values in each subaccount from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account I and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Prior to January 1, 2006, the Contracts were issued by ING Insurance Company of America ("IICA"), a direct wholly-owned subsidiary of the Company. On December 31, 2005, IICA merged with and into ING Life Insurance and Annuity Company, and ING Life Insurance and Annuity Company assumed responsibility for IICA's obligations under the Contracts. IICA was a life insurance company organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the insurance laws of the State of Florida on January 5, 2000. Prior to January 1, 2002, IICA was known as Aetna Insurance Company of America.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Matters. As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans and plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Tax Considerations" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the company's reputation, interrupt the company's operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a) and 403(b), including Roth 403(b). Contributions to a Roth 403(b) account must be made by after-tax salary reduction (to the extent allowed by the contract), exchange, or rollover paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Purchasing the Contract. To purchase the contract:
- The contract holder submits the required forms and application to the Company; and
- We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participants in the contract:
- We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder); and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We will also establish a separate account for Roth 403(b) contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments - A one time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments - More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "INVESTMENT OPTIONS"** and **"TRANSFERS."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or a qualified tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

Transfer Credits. The Company may provide a transfer credit in certain circumstances. The transfer credit is a specified percentage of assets transferred, exchanged or rolled over into the contract from an investment provider not affiliated with the Company and is subject to state approval and certain time limitations and other conditions and restrictions as defined by the Company. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract. Any transfer credit will be allocated to and subject to the terms and conditions associated with the Fixed Plus Account.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. We will also set up a separate account to accept Roth 403(b) after-tax salary contributions. You have the right to the value of your employee account and any employer account to the extent that you are vested under the plan as interpreted by the contract holder.

Who Holds Rights Under the Contract? The contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options. For additional information about the respective rights of the contract holder and participants, **see APPENDIX II**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account I. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account I

Variable Annuity Account I (the "separate account") was established in 1994 as a separate account of ING Insurance Company of America. In connection with the merger of ING Insurance Company of America with and into ING Life Insurance and Annuity Company, the separate account was transferred to ING Life Insurance and Annuity Company on December 31, 2005. The separate account retained its name, Variable Annuity Account I. Variable Annuity Account I is a segregated asset account used to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX III**. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance.
- Shared funding – bought by more than one company.

Public Funds. The following funds selected by your plan, which the subaccounts buy for variable annuity contracts, are also available to the general public:
- EuroPacific Growth Fund®
- Neuberger Berman Socially Responsive Fund®
- The Growth Fund of America®

Certain of the funds not yet selected by your plan are also available to the general public. For a list of these funds, **see APPENDIX III–List of Funds available to your Plan but not yet selected.**

See "TAX CONSIDERATIONS–Taxation of Qualified Contracts–Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company." See also the "TRANSFERS" section of this prospectus** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options, **see APPENDIX I**.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your ING representative can help you evaluate which investment options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses and **APPENDIX I**.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected with a limit of 97. Each variable option, Fixed Account and GAA (if applicable) counts as one investment option for these purposes.

FEES

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

Transaction Fees

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please see **"LOANS–Loan Interest."**

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

| **Types of Fees** |
| You may incur the following types of fees or charges under the contract: |
| • **Transaction Fees** |
| ▷ Loan Interest Rate Spread |
| ▷ Redemption Fees |
| • **Periodic Fees and Charges** |
| ▷ Mortality and Expense Risk Charge |
| ▷ Administrative Expense Charge |
| • **Fund Fees and Expenses** |

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. 1.00% annually of your account value invested in the subaccounts during the accumulation phase, and 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How. If charged, this fee is deducted daily from the subaccounts. We will not deduct this fee from the Fixed Plus Account. This fee may be assessed during the accumulation phase and the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to earn a profit from this fee.

Reduction. If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**FEE TABLE–Fund Fees and Expenses**" section of this prospectus, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2011, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

• Fidelity Investments®	• Pioneer Investments
• American Funds℠	• American Century Investments®
• Franklin® Templeton® Investments	• Calvert Funds
• OppenheimerFunds, Inc.	• Neuberger Berman Management, Inc.
• Columbia Funds	• BlackRock, Inc.
• PIMCO Funds	• Loomis Sayles Funds
• Wells Fargo Funds Management, LLC	• Aston Funds
• Lord Abbett Funds	• Ariel Mutual Funds
• Invesco Investments	• Lazard Funds, Inc.
• Amana Funds	• Alger Funds
• Pax World Funds	• Artisan Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2011, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

- **Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

- **When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the Fixed Plus Account, including interest earnings to date; less
- Any deductions from the Fixed Plus Account (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). **We discuss these deductions in more detail in "FEE TABLE"** and **"FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (NYSE) (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.



$5,000 contribution
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account I
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B

Step 1: An investor contributes $5,000.

Step 2:

- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in **"CONTRACT PURCHASE AND PARTICIPATION."** Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. **Transfers from the Fixed Plus Account are restricted as outlined in APPENDIX I and the contract.** Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company,"** or if you are participating in the dollar cost averaging program, after your scheduled transfer.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account and other restrictions (**see "WITHDRAWAL RESTRICTIONS" in this section**), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:
- Select the withdrawal amount.
  - ▷ Full Withdrawal: You will receive, reduced by any required tax and redemption fees, your account value allocated to the subaccounts, plus the amount available for withdrawal from the Fixed Plus Account; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax and redemption fees, the amount you specify, subject to the value available in your account. The amount available from the Fixed Plus Account may be limited; and
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account, **see APPENDIX I.**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company"**; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contracts allow the one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  - ▷ Salary reduction contributions made after December 31, 1988;
  - ▷ Earnings on those contributions; and
  - ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.
- The contract may require that the contract holder certify that you are eligible for the distribution.

Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "TAX CONSIDERATIONS–Taxation of Qualified Contracts–Distributions–Eligibility–403(b) and Roth 403(b) Plans."**

Deductions for Taxes

Amounts withdrawn may be subject to redemption fees, tax penalties and withholding. **See "FEES–Redemption Fees"** and **"TAX CONSIDERATIONS."** To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW– Questions: Contacting the Company."**

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option (SWO).** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.); and

- **Estate Conservation Option (ECO).** Also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available under contracts issued as Roth 403(b) annuities or from Roth 403(b) accounts, and participant Roth accounts are excluded from the calculation of the amount available for loan. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary). The contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (**see "INCOME PHASE–Payment Options"**); or
- Payment under an available systematic distribution option (subject to certain limitations).

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address shown in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in the Fixed Plus Account, calculated from date of death at a rate specified by state law.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see "INCOME PHASE."**

The contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The guaranteed death benefit is the greater of:

- Your account value on the day that notice of death and request for payment are received in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company"**; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable income phase payments;
- Selection of an assumed net investment rate (only if variable income phase payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump-sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. Some contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Income Phase Payments from Fixed Plus Account Values. If a nonlifetime income phase payment option is selected, payment of amounts held in the Fixed Plus Account during the accumulation phase may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW–Questions: Contacting the Company."**

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted:
- When you select an income payment phase option (one of the options listed in the tables on the following page), a mortality and expense risk charge consisting of a daily deduction of 1.25% on an annual basis will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options; and
- We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Payment of Death Benefit or Proceeds

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address shown in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
- **Annuitant -** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary -** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-Two Lives-Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account during the accumulation phase, the income phase payment must be on a fixed basis. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump-sum.

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts. The contract described in this prospectus is available for purchase on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a) and 403(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Roth Accounts. Tax Code section 402A allows employees of certain private employers offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Section 401(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement;

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "Investment Options" section of this prospectus under the heading "Additional Risks of Investing in the Funds - Public Funds." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

401(a), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $50,000 (as indexed for 2012). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $17,000 (2012). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b). A partial or full distribution of purchase payments to a Roth 403(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) account is defined as a distribution that meets the following requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon your:

- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Lifetime Required Minimum Distributions (401(a), 403(b) and Roth 403(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

- Under 401(a) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 403(b) and Roth 403(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2011, your entire balance must be distributed to the designated beneficiary by December 31, 2016. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 403(b), Roth 403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

In-Plan Roth Rollovers

Tax Code section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b)) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Code section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 401(a) or 403(b) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

Assignment and Other Transfers

401(a), 403(b) and Roth 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the FINRA and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premiums received during the year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2011, received the most compensation, in the aggregate from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Symetra Investment Services, Inc.
- LPL Financial Corporation
- American Portfolios Financial Services, Inc.
- Morgan Stanley Smith Barney LLC
- Walnut Street Securities, Inc.®
- Financial Network Investment Corporation
- Lincoln Financial Group
- Morgan Keegan and Company, Inc.
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Investment Planning, Inc.
- NFP Securities, Inc.
- Northwestern Mutual Investment Services, LLC
- Multi-Financial Securities Corporation
- Cadaret, Grant & Co., Inc.
- Securities America, Inc.
- RBC Capital Markets, LLC
- Tower Square Securities, Inc.®
- SagePoint Financial, Inc.
- PlanMember Securities Corporation
- National Planning Corporation
- Queens Road Securities, LLC
- Royal Alliance Associates, Inc.
- ProEquities, Inc.
- Woodbury Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts and/or services over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges and administrative expense charges (if any)).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Contract Modification

We may change the contract as required by federal or state law. We will notify you in writing of any changes.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) account) as a designated Roth 403(b) annuity contract (or Roth 403(b) account) under the Tax Code, regulations, IRS Rulings and requirements.

We may change the tables for determining the amount of income phase payments attributable only to contributions accepted after the effective date of the change, without contract holder consent. Such a change will not become effective earlier than twelve months after (1) the effective date of the contract, or (2) the effective date of a previous change. We will notify the contract holder in writing at least 30 days before the effective date of the change. We may not make contract changes which adversely affect the annuity benefits attributable to contributions already made to the contract.

Legal Proceedings

We are not aware of any pending legal proceedings that involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $3,500 and this value is not due to negative investment performance. We will notify you or the contract holder 90 days prior to terminating the account.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling us at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

APPENDIX I
Fixed Plus Account

The Fixed Plus Account is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and the Fixed Plus Account in which the account was invested.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate/enrollment materials.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

- One-fifth of the Fixed Plus Account value on the day the request is received in good order, reduced by any Fixed Plus Account withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase; or
- Due to the election of an income phase payment option; or
- When the Fixed Plus Account value is $3,500 or less and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.

Additionally, we will waive the five-payment full withdrawal provision due to one or more of the following:

- Due to financial hardship as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  - ▷ The hardship is certified by the employer;
  - ▷ The amount is paid directly to you; and
  - ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% of the average value of your account(s) and all other accounts under the relevant contract during that same period;
- Due to your separation from service with the employer, provided that all the following apply:
  - ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  - ▷ The employer certifies that you have separated from service;
  - ▷ The amount withdrawn is paid directly to you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period; or
- If we terminate your account based on our right to do so for accounts below $3,500.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate/enrollment materials.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to subaccounts to fund lifetime variable payments during the income phase. The contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments. Availability of subaccounts may vary during the income phase.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company may provide a transfer credit in certain circumstances. The transfer credit is a specified percentage of assets transferred, exchanged or rolled over into the contract from an investment provider not affiliated with the Company and is subject to state approval and certain time limitations and other conditions and restrictions as defined by the Company. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract. Any transfer credit will be allocated to and subject to the terms and conditions associated with the Fixed Plus Account.

APPENDIX II
Participant Appointment of Employer as Agent under an Annuity Contract

The employer has adopted a plan under Internal Revenue Code Sections 403(b) (including Roth 403(b)) or 401(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

- The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b) (including Roth 403(b)), or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) or 401(a), the participant has ownership in the value of his/her Employer Account;
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company;
- The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract; and
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX III
Fund Descriptions

List of Fund Name Changes:

Current Fund Name	Former Fund Name
ING Baron Growth Portfolio	ING Baron Small Cap Growth Portfolio
Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio	Lord Abbett Series Fund – Mid-Cap Value Portfolio

List of Funds closed to new investment:

ING BlackRock Large Cap Growth Portfolio (Class S)	ING Large Cap Growth Portfolio (Class I)
ING Growth and Income Portfolio (Class I)	ING SmallCap Opportunities Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)	Lord Abbett Series Fund – Mid Cap Stock Portfolio (Class VC)[3]
ING Index Plus SmallCap Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Invesco Van Kampen Equity and Income Portfolio (Class S)	Wanger Select
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	

List of Funds available to your Plan but not yet selected:

Alger Green Fund (Class A)[1]	ING Russell™ Large Cap Growth Index Portfolio (Class I)
Amana Growth Fund[1]	ING Russell™ Large Cap Index Portfolio (Class I)
Amana Income Fund[1]	ING Russell™ Mid Cap Growth Index Portfolio (Class S)
American Century® Inflation-Adjusted Bond Fund (Investor Class)[1]	ING Russell™ Mid Cap Index Portfolio (Class I)
Ariel Fund[1]	ING Russell™ Small Cap Index Portfolio (Class I)
Artisan International Fund (Investor Shares)[1]	ING Solution Growth Portfolio (Class S)[4]
Aston/Fairpointe Mid Cap Fund (Class N)[1]	ING Solution Income Portfolio (Class S)[4]
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]	ING Solution Moderate Portfolio (Class S)[4]
Calvert VP SRI Balanced Portfolio	ING Solution 2015 Portfolio (Class S)[4]
Columbia Diversified Equity Income Fund (Class R4)[1][2]	ING Solution 2025 Portfolio (Class S)[4]
Columbia Mid Cap Value Fund (Class A)[1]	ING Solution 2035 Portfolio (Class S)[4]
Fidelity® VIP Growth Portfolio (Initial Class)	ING Solution 2045 Portfolio (Class S)[4]
Franklin Small Cap Value Securities Fund (Class 2)	ING Solution 2055 Portfolio (Class S)[4]
Fundamental Investors℠ (Class R-4)[1]	ING Strategic Allocation Conservative Portfolio (Class I)[4]
ING American Century Small-Mid Cap Value Portfolio (Class S)	ING Strategic Allocation Growth Portfolio (Class I)[4]
ING Artio Foreign Portfolio (Class S)	ING Strategic Allocation Moderate Portfolio (Class I)[4]
ING BlackRock Health Sciences Opportunities Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)
ING Clarion Global Real Estate Portfolio (Class I)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING Clarion Real Estate Portfolio (Class S)	ING T. Rowe Price International Stock Portfolio (Class S)
ING Columbia Small Cap Value II Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class I)
ING Davis New York Venture Portfolio (Class S)	ING Templeton Global Growth Portfolio (Class S)
ING FMR℠ Diversified Mid Cap Portfolio (Class S)*	ING Thornburg Value Portfolio (Class I)
ING Index Solution Income Portfolio (Class S)[4]	ING UBS U.S. Large Cap Equity Portfolio (Class I)
ING Index Solution 2015 Portfolio (Class S)[4]	ING U.S. Bond Index Portfolio (Class I)
ING Index Solution 2025 Portfolio (Class S)[4]	Invesco Mid Cap Core Equity Fund (Class A)[1]
ING Index Solution 2035 Portfolio (Class S)[4]	Invesco Van Kampen V.I. American Franchise Fund (Series I)
ING Index Solution 2045 Portfolio (Class S)[4]	Lazard U.S. Mid Cap Equity Portfolio (Open Shares)[1]
ING Index Solution 2055 Portfolio (Class S)[4]	Loomis Sayles Small Cap Value Fund (Retail Class)[1]
ING International Index Portfolio (Class I)	New Perspective Fund® (Class R-4)[1]
ING International Value Portfolio (Class I)	Oppenheimer Developing Markets Fund (Class A)[1]
ING Invesco Van Kampen Comstock Portfolio (Class S)	Oppenheimer Main Street Small- & Mid-Cap Fund ®/VA
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	Pax World Balanced Fund (Individual Investor Class)[1]
ING JPMorgan Mid Cap Value Portfolio (Class S)	Pioneer Emerging Markets VCT Portfolio (Class I)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)	Pioneer High Yield VCT Portfolio (Class I)
ING Large Cap Value Portfolio (Class I)	SMALLCAP World Fund® (Class R-4)[1]
ING Marsico Growth Portfolio (Class S)	Templeton Global Bond Fund (Class A)[1]
ING MFS Utilities Portfolio (Class S)	The Bond Fund of America℠ (Class R-4)[1]
ING MidCap Opportunities Portfolio (Class I)	Wanger International
ING PIMCO High Yield Portfolio (Class S)	Wanger USA
ING Pioneer Fund Portfolio (Class I)	Washington Mutual Investors Fund℠ (Class R-4)[1]
ING Pioneer High Yield Portfolio (Class I)	Wells Fargo Advantage Special Small Cap Value Fund (Class A)[1]
ING Pioneer Mid Cap Value Portfolio (Class I)	

* FMR℠ is a service mark of Fidelity Management and Research Company.

(1) This fund is available to the general public, in addition to being available through variable annuity contracts. **See "INVESTMENT OPTIONS–Risks of Investing in the Funds–Public Funds."**

(2) This fund is only available to plans that have invested in the Fund prior to January 1, 2011, or that have approved the Fund as an investment option prior to January 1, 2011, and then have invested in the Fund by March 31, 2011.

(3) This fund has changed its name to the name listed above.

(4) These funds are structured as fund of funds that invest directly in shares of underlying funds. **See "FEES–Fund Fees and Expenses"** for additional information.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW–Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investments in inflation-indexed securities.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Seeks long-term capital appreciation by investing in undervalued companies that show strong potential for growth.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
Aston/Fairpointe Mid Cap Fund **Investment Adviser:** Aston Asset Management LP **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc. (effective 04.30.11) **Subadvisers:** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert manages the fixed-income portion of the Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital growth.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks to achieve capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies.
Fundamental Investors[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to achieve long-term growth of capital and income.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Artio Foreign Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Artio Global Management, LLC	Seeks long-term growth of capital.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.
ING Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
ING Davis New York Venture Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company *** FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Index Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Index Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING International Value Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Invesco Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Money Market Portfolio* **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC *** There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Solution Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide capital growth through a diversified asset allocation strategy.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Moderate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
ING Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily current income.
ING UBS U.S. Large Cap Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Van Kampen V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Lazard U.S. Mid Cap Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Loomis Sayles Small Cap Value Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Seeks long-term capital growth from investment in common stocks or other equity securities.
Lord Abbett Series Fund, Inc. – Mid-Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Neuberger Berman Socially Responsive Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund aggressively seeks capital appreciation.
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Pax World Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO VIT – Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
SMALLCAP World Fund[®] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Current income with capital appreciation and growth of income.
The Bond Fund of America[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
The Growth Fund of America[®] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide growth of capital.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Washington Mutual Investors Fund[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Wells Fargo Advantage Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account I available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2011, the "Value at beginning of period" shown is the value at first date of investment. Portfolio name changes after December 31, 2011 are not reflected in the following information.

(Selected data for annuity units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$10.91	$9.83	$7.93	$11.66	$11.46	$10.64	$10.17	$9.49	$8.03	$9.18
Value at end of period	$11.30	$10.91	$9.83	$7.93	$11.66	$11.46	$10.64	$10.17	$9.49	$8.03
Number of accumulation units outstanding at end of period	0	0	0	0	30	30	30	30	30	61
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$17.13	$15.82	$11.48	$19.51	$16.58	$15.19				
Value at end of period	$14.65	$17.13	$15.82	$11.48	$19.51	$16.58				
Number of accumulation units outstanding at end of period	1,264,234	1,075,415	902,428	685,325	464,941	241,926				
FIDELITY® VIP CONTRAFUND PORTFOLIO										
Value at beginning of period	$15.30	$13.19	$9.81	$17.24	$14.81	$13.39	$11.57	$10.12	$7.95	$8.863
Value at end of period	$14.77	$15.30	$13.19	$9.81	$17.24	$14.81	$13.39	$11.57	$10.12	$7.95
Number of accumulation units outstanding at end of period	899,964	677,213	507,248	372,183	228,180	57,522	3,967	4,192	3,463	3,465
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.43	$10.90	$8.46	$14.90	$14.82	$12.45	$11.88	$10.76	$8.34	$10.142
Value at end of period	$12.43	$12.43	$10.90	$8.46	$14.90	$14.82	$12.45	$11.88	$10.76	$8.34
Number of accumulation units outstanding at end of period	839,703	859,891	855,409	703,277	3,261	3,016	2,796	3,178	2,969	2,692
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$8.52	$6.93	$5.46	$10.43	$8.30	$7.84	$7.49	$7.32	$5.56	$8.039
Value at end of period	$8.45	$8.52	$6.93	$5.46	$10.43	$8.30	$7.84	$7.49	$7.32	$5.56
Number of accumulation units outstanding at end of period	0	0	0	0	2	935	1,966,369	1,805,324	1,539,832	1,058,748
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.37	$10.95	$9.28	$13.03	$12.47	$11.45	$11.09	$10.24	$8.70	$9.80
Value at end of period	$12.09	$12.37	$10.95	$9.28	$13.03	$12.47	$11.45	$11.09	$10.24	$8.70
Number of accumulation units outstanding at end of period	1,081,229	1,159,219	1,241,138	1,218,053	1,328,886	1,266,957	1,182,664	964,011	751,614	545,332
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$18.09	$14.45	$10.79	$18.55	$17.66	$16.17				
Value at end of period	$18.31	$18.09	$14.45	$10.79	$18.55	$17.66				
Number of accumulation units outstanding at end of period	253,840	189,219	146,037	88,341	63,515	14,256				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.16	$8.15	$6.30	$10.42	$10.67					
Value at end of period	$8.95	$9.16	$8.15	$6.30	$10.42					
Number of accumulation units outstanding at end of period	54	54	54	54	54					
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$5.34	$4.55	$3.01	$5.05	$4.28	$4.03	$3.65	$3.73	$2.59	$4.454
Value at end of period	$4.73	$5.34	$4.55	$3.01	$5.05	$4.28	$4.03	$3.65	$3.73	$2.59
Number of accumulation units outstanding at end of period	784,397	705,501	673,073	555,975	541,079	492,300	475,983	416,542	321,624	167,312

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.39	$11.67	$9.70	$11.59	$10.77	$10.03	$9.85			
Value at end of period	$13.75	$13.39	$11.67	$9.70	$11.59	$10.77	$10.03			
Number of accumulation units outstanding at end of period	757,132	679,633	701,265	589,920	491,714	373,287	322,826			
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$8.75	$7.74	$6.00	$9.72	$9.14	$8.09	$7.55	$7.04	$5.64	$7.593
Value at end of period	$8.64	$8.75	$7.74	$6.00	$9.72	$9.14	$8.09	$7.55	$7.04	$5.64
Number of accumulation units outstanding at end of period	148	457	4,597	4,599	4,597	4,598	4,557	4,529	4,757	4,650
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.25	$8.20	$6.72	$10.82	$10.40	$9.17	$8.79	$8.03	$6.43	$8.275
Value at end of period	$9.15	$9.25	$8.20	$6.72	$10.82	$10.40	$9.17	$8.79	$8.03	$6.43
Number of accumulation units outstanding at end of period	1,286	1,264	1,249	1,207	0	627	1,711,200	1,475,682	1,245,690	850,722
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$20.02	$16.58	$12.72	$20.57	$19.70	$18.18	$16.52	$14.31	$10.92	$12.542
Value at end of period	$19.59	$20.02	$16.58	$12.72	$20.57	$19.70	$18.18	$16.52	$14.31	$10.92
Number of accumulation units outstanding at end of period	1,034,632	902,695	818,453	696,873	643,905	531,906	421,352	5,142	4,399	4,082
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$18.44	$15.16	$12.27	$18.65	$20.09	$17.83	$16.73	$13.85	$10.27	$11.953
Value at end of period	$18.12	$18.44	$15.16	$12.27	$18.65	$20.09	$17.83	$16.73	$13.85	$10.27
Number of accumulation units outstanding at end of period	472	416	359	286	461	319	202	190	2,688	2,690
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during March 2004)										
Value at beginning of period	$16.32	$15.00	$13.58	$14.99	$14.28	$13.86	$13.57	$13.36		
Value at end of period	$17.37	$16.32	$15.00	$13.58	$14.99	$14.28	$13.86	$13.57		
Number of accumulation units outstanding at end of period	346,680	297,836	249,437	174,260	141,448	56,892	35,543	16,962		
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during March 2004)										
Value at beginning of period	$13.51	$13.32	$10.58	$18.66	$16.62	$12.97	$11.97	$10.55		
Value at end of period	$11.38	$13.51	$13.32	$10.58	$18.66	$16.62	$12.97	$11.97		
Number of accumulation units outstanding at end of period	0	0	0	0	4	15,380	53,226	11,178		
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$12.55	$11.29	$9.29	$12.25	$11.95	$10.71	$10.66			
Value at end of period	$12.29	$12.55	$11.29	$9.29	$12.25	$11.95	$10.71			
Number of accumulation units outstanding at end of period	123	100	78	55	36	20	6			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$11.83	$10.62	$8.66	$11.94						
Value at end of period	$11.46	$11.83	$10.62	$8.66						
Number of accumulation units outstanding at end of period	477	356	243	109						
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.18									
Value at end of period	$10.19									
Number of accumulation units outstanding at end of period	3,532									
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$12.12	$12.21	$12.29	$12.09	$11.62	$11.19	$10.97	$10.96	$10.97	$10.908
Value at end of period	$12.00	$12.12	$12.21	$12.29	$12.09	$11.62	$11.19	$10.97	$10.96	$10.97
Number of accumulation units outstanding at end of period	706,180	632,358	594,664	654,193	386,918	260,969	178,194	161,923	186,027	265,123

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.50	$11.75	$8.50	$14.39	$13.64	$11.68	$10.01			
Value at end of period	$12.28	$13.50	$11.75	$8.50	$14.39	$13.64	$11.68			
Number of accumulation units outstanding at end of period	1,371,692	1,334,885	1,373,947	1,321,011	1,445,095	1,418,957	1,355,024			
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$15.11	$14.63								
Value at end of period	$15.44	$15.11								
Number of accumulation units outstanding at end of period	492,520	272,450								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$10.83	$8.26	$6.37	$9.82	$9.01	$8.08	$8.25			
Value at end of period	$10.81	$10.83	$8.26	$6.37	$9.82	$9.01	$8.08			
Number of accumulation units outstanding at end of period	474	4,740	4,536	73	755	408	99			
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.16	$16.37	$12.96	$18.99	$18.11	$15.66	$14.35	$12.67	$9.31	$12.246
Value at end of period	$19.46	$20.16	$16.37	$12.96	$18.99	$18.11	$15.66	$14.35	$12.67	$9.31
Number of accumulation units outstanding at end of period	1,121,640	1,066,905	1,002,964	876,466	843,761	791,870	710,431	559,666	420,712	239,998
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$13.73	$12.18								
Value at end of period	$13.99	$13.73								
Number of accumulation units outstanding at end of period	936,781	342,777								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$12.33	$10.66	$7.53	$13.16	$12.10	$10.78	$10.26	$9.42	$7.27	$9.11
Value at end of period	$12.08	$12.33	$10.66	$7.53	$13.16	$12.10	$10.78	$10.26	$9.42	$7.27
Number of accumulation units outstanding at end of period	194,202	128,947	87,478	35,551	26,577	8,781	5,635	5,632	5,631	5,629
ING U.S. STOCK INDEX PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$11.98	$10.54	$8.44	$13.55	$13.00	$12.08				
Value at end of period	$12.07	$11.98	$10.54	$8.44	$13.55	$13.00				
Number of accumulation units outstanding at end of period	1,474,813	1,483,379	1,524,761	1,428,915	1,525,492	1,423,439				
INVESCO V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$7.97	$6.97	$5.82	$10.22	$9.21	$8.75	$8.12	$7.69	$6.00	$8.012
Value at end of period	$7.27	$7.97	$6.97	$5.82	$10.22	$9.21	$8.75	$8.12	$7.69	$6.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	423	1,269	1,014	1,523	953
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$9.99	$9.21	$7.25	$10.48	$9.80	$8.48	$8.13	$7.54	$6.12	$7.32
Value at end of period	$9.88	$9.99	$9.21	$7.25	$10.48	$9.80	$8.48	$8.13	$7.54	$6.12
Number of accumulation units outstanding at end of period	667,190	684,394	709,070	623,556	673,263	646,954	337,443	345,326	334,093	264,677
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$11.94	$10.27	$7.56							
Value at end of period	$11.10	$11.94	$10.27							
Number of accumulation units outstanding at end of period	11	2	2							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$10.78	$8.94								
Value at end of period	$10.35	$10.78								
Number of accumulation units outstanding at end of period	92,627	35,186								

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND®/VA										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$13.36	$10.93	$8.05	$13.08	$14.44					
Value at end of period	$12.93	$13.36	$10.93	$8.05	$13.08					
Number of accumulation units outstanding at end of period	120	120	120	120	120					
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$13.77	$12.86	$10.97	$11.93	$10.90	$10.89				
Value at end of period	$15.22	$13.77	$12.86	$10.97	$11.93	$10.90				
Number of accumulation units outstanding at end of period	35	35	35	35	35	35				
PIONEER EQUITY INCOME VCT PORTFOLIO										
Funds were first received in this option during October 2006)										
Value at beginning of period	$13.11	$11.08	$9.80	$14.20	$14.23	$11.74				
Value at end of period	$13.76	$13.11	$11.08	$9.80	$14.20	$14.23				
Number of accumulation units outstanding at end of period	1003	985	1100	1100	1058	105				
PIONEER MID CAP VALUE VCT PORTFOLIO										
Funds were first received in this option during October 2006)										
Value at beginning of period	$17.18	$14.68	$11.81	$17.95	$17.18	$16.45				
Value at end of period	$16.05	$17.18	$14.68	$11.81	$17.95	$17.18				
Number of accumulation units outstanding at end of period	16	16	16	16	16	16				
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$13.19	$11.87	$8.91	$14.77	$13.45	$12.62				
Value at end of period	$12.43	$13.19	$11.87	$8.91	$14.77	$13.45				
Number of accumulation units outstanding at end of period	2,430,373	2,475,763	2,382,442	1,899,083	1,786,449	1,537,845				
Wanger Select										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.64									
Value at end of period	$13.59									
Number of accumulation units outstanding at end of period	36									

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account I Retirement Master prospectus dated April 30, 2012, as well as all current prospectuses pertaining to the variable investment options available under the contracts.

___ Please send a Variable Annuity Account I Statement of Additional Information (Form No. SAI.130822-12) dated.

___ Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.130822-12

VARIABLE ANNUITY ACCOUNT I
OF ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated April 30, 2012

Retirement Master

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account I (the "separate account") dated April 30, 2012.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

Prior to January 1, 2006, the contracts described in the prospectus were issued by ING Insurance Company of America ("IICA"), a direct, wholly owned subsidiary of the Company. On December 31, 2005, IICA merged with and into the Company, and the Company assumed responsibility for IICA's obligations under the contracts. IICA was a life insurance company organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the insurance laws of the State of Florida on January 5, 2000. Prior to January 1, 2002, IICA was known as Aetna Insurance Company of America.

The Company is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT I

Variable Annuity Account I is a separate account established by IICA for the purpose of funding variable annuity contracts issued by the Company. In connection with the merger of IICA with and into the Company, Variable Annuity Account I was transferred to the Company on December 31, 2005. The separate account retained its name, Variable Annuity Account I. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2011, 2010 and 2009 amounted to $398,810.33, $297,448.85 and $340,218.89, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account I of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, the variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit for the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts.

We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit. We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the assets classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account I as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account I of
ING Life Insurance and Annuity Company
Year Ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2011

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account I of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-4
Federated Insurance Series:
  Federated Capital Appreciation Fund II - Primary Shares
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Volatility Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-4
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Growth Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING Large Cap Growth Portfolio - Institutional Class

ING Investors Trust (continued):
  ING MFS Total Return Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Partners, Inc.:
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Global Bond Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
   ING Russell™ Large Cap Value Index Portfolio - Class S
   ING Small Company Portfolio - Class I
ING Variable Products Trust:
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class I
   ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Growth and Income Portfolio -
     Class VC

Neuberger Berman Equity Funds®:
   Neuberger Berman Socially Responsive Fund® - Trust Class
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I
Wanger Advisors Trust:
   Wanger Select

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents or fund company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account I of ING Life Insurance and Annuity Company at December 31, 2011, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 5, 2012

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio		EuroPacific Growth Fund® - Class R-4		Federated Capital Appreciation Fund II - Primary Shares		Federated Fund for U.S. Government Securities II		Federated High Income Bond Fund II - Primary Shares	
Assets										
Investments in mutual funds										
at fair value	$	117	$	18,521	$	7,456	$	461	$	1,928
Total assets		117		18,521		7,456		461		1,928
Liabilities										
Due to related parties		-		1		-		-		-
Total liabilities		-		1		-		-		-
Net assets	$	117	$	18,520	$	7,456	$	461	$	1,928
Net assets										
Accumulation units	$	117	$	18,520	$	7,449	$	461	$	1,916
Contracts in payout (annuitization)										
period		-		-		7		-		12
Total net assets	$	117	$	18,520	$	7,456	$	461	$	1,928
Total number of mutual fund shares		66,970		536,064		1,238,588		39,524		285,199
Cost of mutual fund shares	$	99	$	19,601	$	7,283	$	443	$	1,756

The accompanying notes are an integral part of these financial statements.

3

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 2,498	$ 4,349	$ 1,535	$ 18,907	$ 3
Total assets	2,498	4,349	1,535	18,907	3
Liabilities					
Due to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 2,498	$ 4,349	$ 1,535	$ 18,906	$ 3
Net assets					
Accumulation units	$ 2,498	$ 4,331	$ 1,531	$ 18,906	$ -
Contracts in payout (annuitization)					
period	-	18	4	-	3
Total net assets	$ 2,498	$ 4,349	$ 1,535	$ 18,906	$ 3
Total number of mutual fund shares	194,529	471,643	1,534,623	1,011,635	602
Cost of mutual fund shares	$ 2,547	$ 4,000	$ 1,535	$ 19,305	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	The Growth Fund of America® - Class R-4	ING Balanced Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 22,907	$ 5,107	$ 197	$ 30,210	$ 15,416
Total assets	22,907	5,107	197	30,210	15,416
Liabilities					
Due to related parties	1	-	-	1	1
Total liabilities	1	-	-	1	1
Net assets	$ 22,906	$ 5,107	$ 197	$ 30,209	$ 15,415
Net assets					
Accumulation units	$ 22,906	$ 5,107	$ 197	$ 30,209	$ 15,376
Contracts in payout (annuitization) period	-	-	-	-	39
Total net assets	$ 22,906	$ 5,107	$ 197	$ 30,209	$ 15,415
Total number of mutual fund shares	995,084	39,485	15,160	1,059,241	1,385,129
Cost of mutual fund shares	$ 23,980	$ 5,453	$ 191	$ 30,505	$ 16,489

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 11,717	$ 1	$ 16	$ 7	$ 132
Total assets	11,717	1	16	7	132
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 11,717	$ 1	$ 16	$ 7	$ 132
Net assets					
Accumulation units	$ 11,706	$ 1	$ 16	$ 7	$ 132
Contracts in payout (annuitization) period	11	-	-	-	-
Total net assets	$ 11,717	$ 1	$ 16	$ 7	$ 132
Total number of mutual fund shares	944,952	74	1,467	746	12,116
Cost of mutual fund shares	$ 11,342	$ 1	$ 16	$ 9	$ 132

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,499	$ 1,009	$ 12	$ 34	$ 165
Total assets	1,499	1,009	12	34	165
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,499	$ 1,009	$ 12	$ 34	$ 165
Net assets					
Accumulation units	$ 1,474	$ 1,009	$ 12	$ 34	$ 165
Contracts in payout (annuitization)					
period	25	-	-	-	-
Total net assets	$ 1,499	$ 1,009	$ 12	$ 34	$ 165
Total number of mutual fund shares	155,785	74,328	1,279	4,390	8,478
Cost of mutual fund shares	$ 1,764	$ 825	$ 12	$ 32	$ 181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 5	$ 641	$ 4	$ 3,278	$ 4,159
Total assets	5	641	4	3,278	4,159
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5	$ 641	$ 4	$ 3,278	$ 4,159
Net assets					
Accumulation units	$ 5	$ 641	$ 4	$ 3,275	$ 4,159
Contracts in payout (annuitization) period	-	-	-	3	-
Total net assets	$ 5	$ 641	$ 4	$ 3,278	$ 4,159
Total number of mutual fund shares	260	35,564	339	257,699	279,888
Cost of mutual fund shares	$ 5	$ 679	$ 4	$ 3,455	$ 4,482

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class		ING PIMCO Total Return Bond Portfolio - Service Class		ING Pioneer Fund Portfolio - Institutional Class		ING Retirement Conservative Portfolio - Adviser Class		ING Retirement Moderate Growth Portfolio - Adviser Class	
Assets										
Investments in mutual funds at fair value	$	1,419	$	115	$	3	$	63	$	18
Total assets		1,419		115		3		63		18
Liabilities										
Due to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	1,419	$	115	$	3	$	63	$	18
Net assets										
Accumulation units	$	1,419	$	115	$	-	$	63	$	18
Contracts in payout (annuitization) period		-		-		3		-		-
Total net assets	$	1,419	$	115	$	3	$	63	$	18
Total number of mutual fund shares		142,911		9,863		259		6,907		1,730
Cost of mutual fund shares	$	1,434	$	115	$	3	$	62	$	18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class		ING T. Rowe Price Capital Appreciation Portfolio - Service Class		ING T. Rowe Price International Stock Portfolio - Service Class		ING U.S. Stock Index Portfolio - Institutional Class		ING Money Market Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	15	$	13,108	$	321	$	17,801	$	14,293
Total assets		15		13,108		321		17,801		14,293
Liabilities										
Due to related parties		-		-		-		1		1
Total liabilities		-		-		-		1		1
Net assets	$	15	$	13,108	$	321	$	17,800	$	14,292
Net assets										
Accumulation units	$	15	$	13,108	$	321	$	17,800	$	14,252
Contracts in payout (annuitization) period		-		-		-		-		40
Total net assets	$	15	$	13,108	$	321	$	17,800	$	14,292
Total number of mutual fund shares		1,422		572,638		32,441		1,709,990		14,292,543
Cost of mutual fund shares	$	15	$	12,901	$	421	$	18,576	$	14,293

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,665	$ 13,499	$ 3,377	$ 24,855	$ 7,605
Total assets	4,665	13,499	3,377	24,855	7,605
Liabilities					
Due to related parties	-	1	-	1	-
Total liabilities	-	1	-	1	-
Net assets	$ 4,665	$ 13,498	$ 3,377	$ 24,854	$ 7,605
Net assets					
Accumulation units	$ 4,665	$ 13,492	$ 3,377	$ 24,811	$ 7,605
Contracts in payout (annuitization) period	-	6	-	43	-
Total net assets	$ 4,665	$ 13,498	$ 3,377	$ 24,854	$ 7,605
Total number of mutual fund shares	240,842	1,192,473	102,171	1,982,041	652,748
Cost of mutual fund shares	$ 3,942	$ 12,841	$ 3,518	$ 27,047	$ 7,843

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,638	$ 2,348	$ 7,151	$ 653	$ 890
Total assets	2,638	2,348	7,151	653	890
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,638	$ 2,348	$ 7,151	$ 653	$ 890
Net assets					
Accumulation units	$ 2,638	$ 2,348	$ 7,047	$ 632	$ 875
Contracts in payout (annuitization) period	-	-	104	21	15
Total net assets	$ 2,638	$ 2,348	$ 7,151	$ 653	$ 890
Total number of mutual fund shares	250,010	284,589	132,655	68,560	32,296
Cost of mutual fund shares	$ 2,288	$ 2,310	$ 6,661	$ 716	$ 996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 2,039	$ 2,255	$ 1,297	$ 1,895	$ 2,887
Total assets	2,039	2,255	1,297	1,895	2,887
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,039	$ 2,255	$ 1,297	$ 1,895	$ 2,887
Net assets					
Accumulation units	$ 2,039	$ 2,199	$ 1,297	$ 1,881	$ 2,635
Contracts in payout (annuitization) period	-	56	-	14	252
Total net assets	$ 2,039	$ 2,255	$ 1,297	$ 1,895	$ 2,887
Total number of mutual fund shares	233,806	221,292	133,737	190,813	133,740
Cost of mutual fund shares	$ 2,190	$ 2,224	$ 1,210	$ 2,109	$ 2,614

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 3,856	$ 1,024	$ 20,268	$ 9	$ 1,342
Total assets	3,856	1,024	20,268	9	1,342
Liabilities					
Due to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 3,856	$ 1,024	$ 20,267	$ 9	$ 1,342
Net assets					
Accumulation units	$ 3,856	$ 999	$ 20,267	$ 9	$ 1,335
Contracts in payout (annuitization) period	-	25	-	-	7
Total net assets	$ 3,856	$ 1,024	$ 20,267	$ 9	$ 1,342
Total number of mutual fund shares	724,787	75,085	1,331,698	617	183,055
Cost of mutual fund shares	$ 3,590	$ 1,237	$ 19,968	$ 8	$ 1,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Small Company Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 3,292	$ 1,532	$ 563	$ 23,900	$ 8
Total assets	3,292	1,532	563	23,900	8
Liabilities					
Due to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 3,292	$ 1,532	$ 563	$ 23,899	$ 8
Net assets					
Accumulation units	$ 3,292	$ 1,532	$ 563	$ 23,878	$ 8
Contracts in payout (annuitization) period	-	-	-	21	-
Total net assets	$ 3,292	$ 1,532	$ 563	$ 23,899	$ 8
Total number of mutual fund shares	222,153	156,685	45,116	1,341,215	696
Cost of mutual fund shares	$ 2,463	$ 1,226	$ 504	$ 22,403	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Core Equity Fund - Series I Shares	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Neuberger Berman Socially Responsive Fund® - Trust Class
Assets					
Investments in mutual funds at fair value	$ 5	$ 33	$ 6,592	$ -	$ 959
Total assets	5	33	6,592	-	959
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5	$ 33	$ 6,592	$ -	$ 959
Net assets					
Accumulation units	$ 5	$ 33	$ 6,592	$ -	$ 959
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 5	$ 33	$ 6,592	$ -	$ 959
Total number of mutual fund shares	239	1,567	246,701	6	57,031
Cost of mutual fund shares	$ 5	$ 32	$ 6,196	$ -	$ 1,005

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 42	$ 2	$ 1	$ 14	$ -
Total assets	42	2	1	14	-
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 42	$ 2	$ 1	$ 14	$ -
Net assets					
Accumulation units	$ -	$ 2	$ 1	$ 14	$ -
Contracts in payout (annuitization) period	42	-	-	-	-
Total net assets	$ 42	$ 2	$ 1	$ 14	$ -
Total number of mutual fund shares	2,024	90	38	681	17
Cost of mutual fund shares	$ 44	$ 2	$ 1	$ 17	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Wanger Select
Assets	
Investments in mutual funds at fair value	$ -
Total assets	-
Liabilities	
Due to related parties	-
Total liabilities	-
Net assets	$ -
Net assets	
Accumulation units	$ -
Contracts in payout (annuitization) period	-
Total net assets	$ -
Total number of mutual fund shares	21
Cost of mutual fund shares	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	EuroPacific Growth Fund® - Class R-4	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 313	$ 68	$ 20	$ 203
Total investment income	2	313	68	20	203
Expenses:					
Mortality and expense risk and					
other charges	2	191	127	7	30
Total expenses	2	191	127	7	30
Net investment income (loss)	-	122	(59)	13	173
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2)	(577)	132	2	(57)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2)	(577)	132	2	(57)
Net unrealized appreciation					
(depreciation) of investments	7	(2,541)	(689)	5	(34)
Net realized and unrealized gain (loss)					
on investments	5	(3,118)	(557)	7	(91)
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ (2,996)	$ (616)	$ 20	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 200	$ -	$ 489	$ -
Total investment income	36	200	-	489	-
Expenses:					
Mortality and expense risk and other charges	45	69	28	238	-
Total expenses	45	69	28	238	-
Net investment income (loss)	(9)	131	(28)	251	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	55	46	-	(1,239)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	55	46	-	(1,239)	-
Net unrealized appreciation (depreciation) of investments	(524)	(38)	-	996	-
Net realized and unrealized gain (loss) on investments	(469)	8	-	(243)	-
Net increase (decrease) in net assets resulting from operations	$ (478)	$ 139	$ (28)	$ 8	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	The Growth Fund of America® - Class R-4	ING Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 247	$ 103	$ 6	$ 208	$ 443
Total investment income	247	103	6	208	443
Expenses:					
Mortality and expense risk and					
other charges	276	76	3	320	174
Total expenses	276	76	3	320	174
Net investment income (loss)	(29)	27	3	(112)	269
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,260)	1	1	(279)	(543)
Capital gains distributions	-	133	5	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,260)	134	6	(279)	(543)
Net unrealized appreciation					
(depreciation) of investments	465	(117)	2	(1,428)	(83)
Net realized and unrealized gain (loss)					
on investments	(795)	17	8	(1,707)	(626)
Net increase (decrease) in net assets					
resulting from operations	$ (824)	$ 44	$ 11	$ (1,819)	$ (357)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds Growth Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 522	$ -	$ -	$ -	$ -
Total investment income	522	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	135	-	-	-	-
Total expenses	135	-	-	-	-
Net investment income (loss)	387	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(83)	-	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(83)	-	-	-	-
Net unrealized appreciation (depreciation) of investments	375	-	-	-	-
Net realized and unrealized gain (loss) on investments	292	-	-	-	-
Net increase (decrease) in net assets resulting from operations	$ 679	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 9	$ 2	$ -
Total investment income	-	1	9	2	-
Expenses:					
Mortality and expense risk and					
other charges	-	1	23	18	-
Total expenses	-	1	23	18	-
Net investment income (loss)	-	-	(14)	(16)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1	(58)	37	-
Capital gains distributions	-	2	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	3	(58)	37	-
Net unrealized appreciation					
(depreciation) of investments	(2)	-	43	(170)	-
Net realized and unrealized gain (loss)					
on investments	(2)	3	(15)	(133)	-
Net increase (decrease) in net assets					
resulting from operations	$ (2)	$ 3	$ (29)	$ (149)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ -	$ 9	$ -
Total investment income	-	1	-	9	-
Expenses:					
Mortality and expense risk and					
other charges	-	3	-	11	-
Total expenses	-	3	-	11	-
Net investment income (loss)	-	(2)	-	(2)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	2	-	76	-
Capital gains distributions	-	-	-	28	-
Total realized gain (loss) on investments					
and capital gains distributions	-	2	-	104	-
Net unrealized appreciation					
(depreciation) of investments	2	(19)	-	(280)	-
Net realized and unrealized gain (loss)					
on investments	2	(17)	-	(176)	-
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ (19)	$ -	$ (178)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 119	$ 109	$ 5	$ -
Total investment income	10	119	109	5	-
Expenses:					
Mortality and expense risk and					
other charges	46	63	21	1	-
Total expenses	46	63	21	1	-
Net investment income (loss)	(36)	56	88	4	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	107	(168)	96	(10)	-
Capital gains distributions	220	-	-	5	-
Total realized gain (loss) on investments					
and capital gains distributions	327	(168)	96	(5)	-
Net unrealized appreciation					
(depreciation) of investments	(286)	135	(143)	-	-
Net realized and unrealized gain (loss)					
on investments	41	(33)	(47)	(5)	-
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ 23	$ 41	$ (1)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ 230	$ 13
Total investment income	-	-	1	230	13
Expenses:					
Mortality and expense risk and other charges	-	-	-	89	5
Total expenses	-	-	-	89	5
Net investment income (loss)	-	-	1	141	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(1)	91	(18)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	91	(18)
Net unrealized appreciation (depreciation) of investments	1	-	-	(162)	(42)
Net realized and unrealized gain (loss) on investments	1	-	(1)	(71)	(60)
Net increase (decrease) in net assets resulting from operations	$ 1	$ -	$ -	$ 70	$ (52)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I	ING Baron Small Cap Growth Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 352	$ -	$ -	$ 997	$ 80
Total investment income	352	-	-	997	80
Expenses:					
Mortality and expense risk and other charges	178	162	41	149	55
Total expenses	178	162	41	149	55
Net investment income (loss)	174	(162)	(41)	848	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(217)	-	40	195	(44)
Capital gains distributions	811	2	-	-	-
Total realized gain (loss) on investments and capital gains distributions	594	2	40	195	(44)
Net unrealized appreciation (depreciation) of investments	(599)	-	47	(704)	(81)
Net realized and unrealized gain (loss) on investments	(5)	2	87	(509)	(125)
Net increase (decrease) in net assets resulting from operations	$ 169	$ (160)	$ 46	$ 339	$ (100)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 11	$ 401	$ 180	$ 169	$ 9
Total investment income	11	401	180	169	9
Expenses:					
Mortality and expense risk and					
other charges	3	313	54	42	39
Total expenses	3	313	54	42	39
Net investment income (loss)	8	88	126	127	(30)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	141	546	(29)	177	(76)
Capital gains distributions	718	-	207	-	-
Total realized gain (loss) on investments					
and capital gains distributions	859	546	178	177	(76)
Net unrealized appreciation					
(depreciation) of investments	(822)	(3,144)	(200)	(368)	(7)
Net realized and unrealized gain (loss)					
on investments	37	(2,598)	(22)	(191)	(83)
Net increase (decrease) in net assets					
resulting from operations	$ 45	$ (2,510)	$ 104	$ (64)	$ (113)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 15	$ 9	$ 24	$ 54
Total investment income	-	15	9	24	54
Expenses:					
Mortality and expense risk and					
other charges	92	12	16	30	22
Total expenses	92	12	16	30	22
Net investment income (loss)	(92)	3	(7)	(6)	32
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	433	(61)	49	17	(196)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	433	(61)	49	17	(196)
Net unrealized appreciation					
(depreciation) of investments	(443)	(41)	(209)	(92)	180
Net realized and unrealized gain (loss)					
on investments	(10)	(102)	(160)	(75)	(16)
Net increase (decrease) in net assets					
resulting from operations	$ (102)	$ (99)	$ (167)	$ (81)	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 74	$ 63	$ 38	$ -	$ 21
Total investment income	74	63	38	-	21
Expenses:					
Mortality and expense risk and					
other charges	36	27	45	43	15
Total expenses	36	27	45	43	15
Net investment income (loss)	38	36	(7)	(43)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(472)	(70)	207	81	(29)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(472)	(70)	207	81	(29)
Net unrealized appreciation					
(depreciation) of investments	308	(5)	(253)	(561)	10
Net realized and unrealized gain (loss)					
on investments	(164)	(75)	(46)	(480)	(19)
Net increase (decrease) in net assets					
resulting from operations	$ (126)	$ (39)	$ (53)	$ (523)	$ (13)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 155	$ -	$ 42	$ 45	$ 30
Total investment income	155	-	42	45	30
Expenses:					
Mortality and expense risk and other charges	195	-	22	49	24
Total expenses	195	-	22	49	24
Net investment income (loss)	(40)	-	20	(4)	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(155)	-	15	156	102
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(155)	-	15	156	102
Net unrealized appreciation (depreciation) of investments	(252)	-	(250)	(52)	(86)
Net realized and unrealized gain (loss) on investments	(407)	-	(235)	104	16
Net increase (decrease) in net assets resulting from operations	$ (447)	$ -	$ (215)	$ 100	$ 22

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Small Company Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 93	$ -	$ -	$ -
Total investment income	9	93	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	9	247	-	-	-
Total expenses	9	247	-	-	-
Net investment income (loss)	-	(154)	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	18	(366)	-	16	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	18	(366)	-	16	-
Net unrealized appreciation					
(depreciation) of investments	(23)	(299)	-	(13)	1
Net realized and unrealized gain (loss)					
on investments	(5)	(665)	-	3	1
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ (819)	$ -	$ 3	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Neuberger Berman Socially Responsive Fund® - Trust Class	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ 67	$ -	$ 6	$ -	$ -
Total investment income	67	-	6	-	-
Expenses:					
Mortality and expense risk and other charges	69	-	9	1	-
Total expenses	69	-	9	1	-
Net investment income (loss)	(2)	-	(3)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	90	-	24	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	90	-	24	-	-
Net unrealized appreciation (depreciation) of investments	(154)	-	(67)	-	-
Net realized and unrealized gain (loss) on investments	(64)	-	(43)	-	-
Net increase (decrease) in net assets resulting from operations	$ (66)	$ -	$ (46)	$ (1)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Wanger Select
Net investment income (loss)				
Income:				
Dividends	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-
Expenses:				
Mortality and expense risk and other charges	-	-	-	-
Total expenses	-	-	-	-
Net investment income (loss)	-	-	-	-
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	-	-	-	-
Capital gains distributions	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	1	-	-
Net realized and unrealized gain (loss) on investments	-	1	-	-
Net increase (decrease) in net assets resulting from operations	$ -	$ 1	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	EuroPacific Growth Fund® - Class R-4	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II
Net assets at January 1, 2010	$ 152	$ 14,276	$ -	$ 822
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	105	(116)	23
Total realized gain (loss) on investments and capital gains distributions	(4)	(663)	(38)	7
Net unrealized appreciation (depreciation) of investments	19	1,954	862	(3)
Net increase (decrease) in net assets from operations	15	1,396	708	27
Changes from principal transactions:				
Total unit transactions	(6)	2,750	9,776	(349)
Increase (decrease) in net assets derived from principal transactions	(6)	2,750	9,776	(349)
Total increase (decrease)	9	4,146	10,484	(322)
Net assets at December 31, 2010	161	18,422	10,484	500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	122	(59)	13
Total realized gain (loss) on investments and capital gains distributions	(2)	(577)	132	2
Net unrealized appreciation (depreciation) of investments	7	(2,541)	(689)	5
Net increase (decrease) in net assets from operations	5	(2,996)	(616)	20
Changes from principal transactions:				
Total unit transactions	(49)	3,094	(2,412)	(59)
Increase (decrease) in net assets derived from principal transactions	(49)	3,094	(2,412)	(59)
Total increase (decrease)	(44)	98	(3,028)	(39)
Net assets at December 31, 2011	$ 117	$ 18,520	$ 7,456	$ 461

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II
Net assets at January 1, 2010	$ 2,848	$ -	$ 2,123	$ 1,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	188	(41)	68	(28)
Total realized gain (loss) on investments and capital gains distributions	(116)	5	(5)	-
Net unrealized appreciation (depreciation) of investments	245	475	370	-
Net increase (decrease) in net assets from operations	317	439	433	(28)
Changes from principal transactions:				
Total unit transactions	(765)	3,260	2,743	807
Increase (decrease) in net assets derived from principal transactions	(765)	3,260	2,743	807
Total increase (decrease)	(448)	3,699	3,176	779
Net assets at December 31, 2010	2,400	3,699	5,299	2,362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	173	(9)	131	(28)
Total realized gain (loss) on investments and capital gains distributions	(57)	55	46	-
Net unrealized appreciation (depreciation) of investments	(34)	(524)	(38)	-
Net increase (decrease) in net assets from operations	82	(478)	139	(28)
Changes from principal transactions:				
Total unit transactions	(554)	(723)	(1,089)	(799)
Increase (decrease) in net assets derived from principal transactions	(554)	(723)	(1,089)	(799)
Total increase (decrease)	(472)	(1,201)	(950)	(827)
Net assets at December 31, 2011	$ 1,928	$ 2,498	$ 4,349	$ 1,535

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2010	$ 19,873	$ 3	$ 19,214	$ 5,713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	121	-	12	29
Total realized gain (loss) on investments and capital gains distributions	(1,443)	-	(1,069)	71
Net unrealized appreciation (depreciation) of investments	3,878	-	4,153	596
Net increase (decrease) in net assets from operations	2,556	-	3,096	696
Changes from principal transactions:				
Total unit transactions	(1,536)	-	611	(641)
Increase (decrease) in net assets derived from principal transactions	(1,536)	-	611	(641)
Total increase (decrease)	1,020	-	3,707	55
Net assets at December 31, 2010	20,893	3	22,921	5,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	251	-	(29)	27
Total realized gain (loss) on investments and capital gains distributions	(1,239)	-	(1,260)	134
Net unrealized appreciation (depreciation) of investments	996	-	465	(117)
Net increase (decrease) in net assets from operations	8	-	(824)	44
Changes from principal transactions:				
Total unit transactions	(1,995)	-	809	(705)
Increase (decrease) in net assets derived from principal transactions	(1,995)	-	809	(705)
Total increase (decrease)	(1,987)	-	(15)	(661)
Net assets at December 31, 2011	$ 18,906	$ 3	$ 22,906	$ 5,107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	The Growth Fund of America® - Class R-4	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Net assets at January 1, 2010	$ 240	$ 28,280	$ 16,271	$ 9,591
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(24)	292	420
Total realized gain (loss) on investments and capital gains distributions	3	(528)	(814)	(186)
Net unrealized appreciation (depreciation) of investments	6	3,781	2,499	633
Net increase (decrease) in net assets from operations	14	3,229	1,977	867
Changes from principal transactions:				
Total unit transactions	(55)	1,146	(1,225)	548
Increase (decrease) in net assets derived from principal transactions	(55)	1,146	(1,225)	548
Total increase (decrease)	(41)	4,375	752	1,415
Net assets at December 31, 2010	199	32,655	17,023	11,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(112)	269	387
Total realized gain (loss) on investments and capital gains distributions	6	(279)	(543)	(83)
Net unrealized appreciation (depreciation) of investments	2	(1,428)	(83)	375
Net increase (decrease) in net assets from operations	11	(1,819)	(357)	679
Changes from principal transactions:				
Total unit transactions	(13)	(627)	(1,251)	32
Increase (decrease) in net assets derived from principal transactions	(13)	(627)	(1,251)	32
Total increase (decrease)	(2)	(2,446)	(1,608)	711
Net assets at December 31, 2011	$ 197	$ 30,209	$ 15,415	$ 11,717

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Growth Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2010	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	1	-	-	16
Increase (decrease) in net assets derived from principal transactions	1	-	-	16
Total increase (decrease)	1	-	-	16
Net assets at December 31, 2011	$ 1	$ -	$ -	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2010	$ -	$ -	$ 1,766	$ 1,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(16)	(14)
Total realized gain (loss) on investments and capital gains distributions	-	-	(134)	(52)
Net unrealized appreciation (depreciation) of investments	-	-	337	409
Net increase (decrease) in net assets from operations	-	-	187	343
Changes from principal transactions:				
Total unit transactions	-	-	(244)	(306)
Increase (decrease) in net assets derived from principal transactions	-	-	(244)	(306)
Total increase (decrease)	-	-	(57)	37
Net assets at December 31, 2010	-	-	1,709	1,541
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(14)	(16)
Total realized gain (loss) on investments and capital gains distributions	-	3	(58)	37
Net unrealized appreciation (depreciation) of investments	(2)	-	43	(170)
Net increase (decrease) in net assets from operations	(2)	3	(29)	(149)
Changes from principal transactions:				
Total unit transactions	9	129	(181)	(383)
Increase (decrease) in net assets derived from principal transactions	9	129	(181)	(383)
Total increase (decrease)	7	132	(210)	(532)
Net assets at December 31, 2011	$ 7	$ 132	$ 1,499	$ 1,009

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ -	$ 177	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	-
Net unrealized appreciation (depreciation) of investments	-	-	36	-
Net increase (decrease) in net assets from operations	-	-	35	-
Changes from principal transactions:				
Total unit transactions	-	-	(4)	1
Increase (decrease) in net assets derived from principal transactions	-	-	(4)	1
Total increase (decrease)	-	-	31	1
Net assets at December 31, 2010	-	-	208	4
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	2	-
Net unrealized appreciation (depreciation) of investments	-	2	(19)	-
Net increase (decrease) in net assets from operations	-	2	(19)	-
Changes from principal transactions:				
Total unit transactions	12	32	(24)	1
Increase (decrease) in net assets derived from principal transactions	12	32	(24)	1
Total increase (decrease)	12	34	(43)	1
Net assets at December 31, 2011	$ 12	$ 34	$ 165	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Net assets at January 1, 2010	$ 965	$ -	$ 535	$ 4,990
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	-	(5)	(45)
Total realized gain (loss) on investments and capital gains distributions	(9)	-	8	(231)
Net unrealized appreciation (depreciation) of investments	175	-	63	677
Net increase (decrease) in net assets from operations	160	-	66	401
Changes from principal transactions:				
Total unit transactions	(119)	-	(41)	(629)
Increase (decrease) in net assets derived from principal transactions	(119)	-	(41)	(629)
Total increase (decrease)	41	-	25	(228)
Net assets at December 31, 2010	1,006	-	560	4,762
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	(36)	56
Total realized gain (loss) on investments and capital gains distributions	104	-	327	(168)
Net unrealized appreciation (depreciation) of investments	(280)	-	(286)	135
Net increase (decrease) in net assets from operations	(178)	-	5	23
Changes from principal transactions:				
Total unit transactions	(187)	4	2,713	(626)
Increase (decrease) in net assets derived from principal transactions	(187)	4	2,713	(626)
Total increase (decrease)	(365)	4	2,718	(603)
Net assets at December 31, 2011	$ 641	$ 4	$ 3,278	$ 4,159

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Retirement Conservative Portfolio - Adviser Class
Net assets at January 1, 2010	$ 1,690	$ -	$ 3	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	103	-	-	-
Total realized gain (loss) on investments and capital gains distributions	85	-	-	-
Net unrealized appreciation (depreciation) of investments	11	-	-	-
Net increase (decrease) in net assets from operations	199	-	-	-
Changes from principal transactions:				
Total unit transactions	(281)	-	-	-
Increase (decrease) in net assets derived from principal transactions	(281)	-	-	-
Total increase (decrease)	(82)	-	-	-
Net assets at December 31, 2010	1,608	-	3	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	88	4	-	-
Total realized gain (loss) on investments and capital gains distributions	96	(5)	-	-
Net unrealized appreciation (depreciation) of investments	(143)	-	-	1
Net increase (decrease) in net assets from operations	41	(1)	-	1
Changes from principal transactions:				
Total unit transactions	(230)	116	-	62
Increase (decrease) in net assets derived from principal transactions	(230)	116	-	62
Total increase (decrease)	(189)	115	-	63
Net assets at December 31, 2011	$ 1,419	$ 115	$ 3	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ -	$ -	$ 451
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	42	-
Total realized gain (loss) on investments and capital gains distributions	-	-	1	(55)
Net unrealized appreciation (depreciation) of investments	-	-	369	98
Net increase (decrease) in net assets from operations	-	-	412	43
Changes from principal transactions:				
Total unit transactions	-	-	4,294	(77)
Increase (decrease) in net assets derived from principal transactions	-	-	4,294	(77)
Total increase (decrease)	-	-	4,706	(34)
Net assets at December 31, 2010	-	-	4,706	417
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	141	8
Total realized gain (loss) on investments and capital gains distributions	-	(1)	91	(18)
Net unrealized appreciation (depreciation) of investments	-	-	(162)	(42)
Net increase (decrease) in net assets from operations	-	-	70	(52)
Changes from principal transactions:				
Total unit transactions	18	15	8,332	(44)
Increase (decrease) in net assets derived from principal transactions	18	15	8,332	(44)
Total increase (decrease)	18	15	8,402	(96)
Net assets at December 31, 2011	$ 18	$ 15	$ 13,108	$ 321

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I	ING Baron Small Cap Growth Portfolio - Service Class	ING Global Bond Portfolio - Initial Class
Net assets at January 1, 2010	$ 16,071	$ 16,066	$ 2,110	$ 11,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	95	(180)	(26)	261
Total realized gain (loss) on investments and capital gains distributions	(493)	36	(67)	171
Net unrealized appreciation (depreciation) of investments	2,551	-	711	1,308
Net increase (decrease) in net assets from operations	2,153	(144)	618	1,740
Changes from principal transactions:				
Total unit transactions	(453)	(1,735)	695	(809)
Increase (decrease) in net assets derived from principal transactions	(453)	(1,735)	695	(809)
Total increase (decrease)	1,700	(1,879)	1,313	931
Net assets at December 31, 2010	17,771	14,187	3,423	12,844
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	174	(162)	(41)	848
Total realized gain (loss) on investments and capital gains distributions	594	2	40	195
Net unrealized appreciation (depreciation) of investments	(599)	-	47	(704)
Net increase (decrease) in net assets from operations	169	(160)	46	339
Changes from principal transactions:				
Total unit transactions	(140)	265	1,196	315
Increase (decrease) in net assets derived from principal transactions	(140)	265	1,196	315
Total increase (decrease)	29	105	1,242	654
Net assets at December 31, 2011	$ 17,800	$ 14,292	$ 4,665	$ 13,498

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2010	$ 4,293	$ 2,968	$ 26,477	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(39)	128	40
Total realized gain (loss) on investments and capital gains distributions	(58)	150	116	1
Net unrealized appreciation (depreciation) of investments	480	475	3,402	(38)
Net increase (decrease) in net assets from operations	441	586	3,646	3
Changes from principal transactions:				
Total unit transactions	(483)	(471)	(2,002)	4,114
Increase (decrease) in net assets derived from principal transactions	(483)	(471)	(2,002)	4,114
Total increase (decrease)	(42)	115	1,644	4,117
Net assets at December 31, 2010	4,251	3,083	28,121	4,117
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	8	88	126
Total realized gain (loss) on investments and capital gains distributions	(44)	859	546	178
Net unrealized appreciation (depreciation) of investments	(81)	(822)	(3,144)	(200)
Net increase (decrease) in net assets from operations	(100)	45	(2,510)	104
Changes from principal transactions:				
Total unit transactions	(774)	(3,128)	(757)	3,384
Increase (decrease) in net assets derived from principal transactions	(774)	(3,128)	(757)	3,384
Total increase (decrease)	(874)	(3,083)	(3,267)	3,488
Net assets at December 31, 2011	$ 3,377	$ -	$ 24,854	$ 7,605

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net assets at January 1, 2010	$ 3,002	$ 2,607	$ 7,302	$ 915
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	146	(28)	(91)	10
Total realized gain (loss) on investments and capital gains distributions	66	(152)	158	(74)
Net unrealized appreciation (depreciation) of investments	280	784	943	121
Net increase (decrease) in net assets from operations	492	604	1,010	57
Changes from principal transactions:				
Total unit transactions	(361)	(286)	(299)	(14)
Increase (decrease) in net assets derived from principal transactions	(361)	(286)	(299)	(14)
Total increase (decrease)	131	318	711	43
Net assets at December 31, 2010	3,133	2,925	8,013	958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	127	(30)	(92)	3
Total realized gain (loss) on investments and capital gains distributions	177	(76)	433	(61)
Net unrealized appreciation (depreciation) of investments	(368)	(7)	(443)	(41)
Net increase (decrease) in net assets from operations	(64)	(113)	(102)	(99)
Changes from principal transactions:				
Total unit transactions	(431)	(464)	(760)	(206)
Increase (decrease) in net assets derived from principal transactions	(431)	(464)	(760)	(206)
Total increase (decrease)	(495)	(577)	(862)	(305)
Net assets at December 31, 2011	$ 2,638	$ 2,348	$ 7,151	$ 653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2010	$ 1,262	$ 2,476	$ 1,244	$ 2,563
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(12)	36	58
Total realized gain (loss) on investments and capital gains distributions	42	4	(57)	(51)
Net unrealized appreciation (depreciation) of investments	70	255	142	285
Net increase (decrease) in net assets from operations	113	247	121	292
Changes from principal transactions:				
Total unit transactions	(146)	(420)	34	(23)
Increase (decrease) in net assets derived from principal transactions	(146)	(420)	34	(23)
Total increase (decrease)	(33)	(173)	155	269
Net assets at December 31, 2010	1,229	2,303	1,399	2,832
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(6)	32	38
Total realized gain (loss) on investments and capital gains distributions	49	17	(196)	(472)
Net unrealized appreciation (depreciation) of investments	(209)	(92)	180	308
Net increase (decrease) in net assets from operations	(167)	(81)	16	(126)
Changes from principal transactions:				
Total unit transactions	(172)	(183)	840	(1,409)
Increase (decrease) in net assets derived from principal transactions	(172)	(183)	840	(1,409)
Total increase (decrease)	(339)	(264)	856	(1,535)
Net assets at December 31, 2011	$ 890	$ 2,039	$ 2,255	$ 1,297

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2010	$ 1,901	$ 2,818	$ 3,357	$ 1,246
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	(3)	(36)	7
Total realized gain (loss) on investments and capital gains distributions	(107)	128	105	(53)
Net unrealized appreciation (depreciation) of investments	247	394	518	180
Net increase (decrease) in net assets from operations	191	519	587	134
Changes from principal transactions:				
Total unit transactions	(98)	609	87	(183)
Increase (decrease) in net assets derived from principal transactions	(98)	609	87	(183)
Total increase (decrease)	93	1,128	674	(49)
Net assets at December 31, 2010	1,994	3,946	4,031	1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	(7)	(43)	6
Total realized gain (loss) on investments and capital gains distributions	(70)	207	81	(29)
Net unrealized appreciation (depreciation) of investments	(5)	(253)	(561)	10
Net increase (decrease) in net assets from operations	(39)	(53)	(523)	(13)
Changes from principal transactions:				
Total unit transactions	(60)	(1,006)	348	(160)
Increase (decrease) in net assets derived from principal transactions	(60)	(1,006)	348	(160)
Total increase (decrease)	(99)	(1,059)	(175)	(173)
Net assets at December 31, 2011	$ 1,895	$ 2,887	$ 3,856	$ 1,024

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2010	$ 13,570	$ 5	$ 2,037	$ 4,012
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	-	39	(25)
Total realized gain (loss) on investments and capital gains distributions	(369)	-	25	124
Net unrealized appreciation (depreciation) of investments	3,332	1	31	274
Net increase (decrease) in net assets from operations	2,970	1	95	373
Changes from principal transactions:				
Total unit transactions	1,532	2	(402)	(718)
Increase (decrease) in net assets derived from principal transactions	1,532	2	(402)	(718)
Total increase (decrease)	4,502	3	(307)	(345)
Net assets at December 31, 2010	18,072	8	1,730	3,667
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	-	20	(4)
Total realized gain (loss) on investments and capital gains distributions	(155)	-	15	156
Net unrealized appreciation (depreciation) of investments	(252)	-	(250)	(52)
Net increase (decrease) in net assets from operations	(447)	-	(215)	100
Changes from principal transactions:				
Total unit transactions	2,642	1	(173)	(475)
Increase (decrease) in net assets derived from principal transactions	2,642	1	(173)	(475)
Total increase (decrease)	2,195	1	(388)	(375)
Net assets at December 31, 2011	$ 20,267	$ 9	$ 1,342	$ 3,292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Small Company Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2010	$ 1,915	$ 667	$ 18,689	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	-	(102)	-
Total realized gain (loss) on investments and capital gains distributions	50	76	(886)	-
Net unrealized appreciation (depreciation) of investments	99	(21)	5,389	-
Net increase (decrease) in net assets from operations	186	55	4,401	-
Changes from principal transactions:				
Total unit transactions	(208)	(107)	1,009	-
Increase (decrease) in net assets derived from principal transactions	(208)	(107)	1,009	-
Total increase (decrease)	(22)	(52)	5,410	-
Net assets at December 31, 2010	1,893	615	24,099	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	-	(154)	-
Total realized gain (loss) on investments and capital gains distributions	102	18	(366)	-
Net unrealized appreciation (depreciation) of investments	(86)	(23)	(299)	-
Net increase (decrease) in net assets from operations	22	(5)	(819)	-
Changes from principal transactions:				
Total unit transactions	(383)	(47)	619	8
Increase (decrease) in net assets derived from principal transactions	(383)	(47)	619	8
Total increase (decrease)	(361)	(52)	(200)	8
Net assets at December 31, 2011	$ 1,532	$ 563	$ 23,899	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Core Equity Fund - Series I Shares	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
Net assets at January 1, 2010	$ 37	$ -	$ 6,531	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(16)	-
Net unrealized appreciation (depreciation) of investments	12	-	528	-
Net increase (decrease) in net assets from operations	12	-	511	-
Changes from principal transactions:				
Total unit transactions	2	-	(205)	-
Increase (decrease) in net assets derived from principal transactions	2	-	(205)	-
Total increase (decrease)	14	-	306	-
Net assets at December 31, 2010	51	-	6,837	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	16	-	90	-
Net unrealized appreciation (depreciation) of investments	(13)	1	(154)	-
Net increase (decrease) in net assets from operations	3	1	(66)	-
Changes from principal transactions:				
Total unit transactions	(49)	32	(179)	-
Increase (decrease) in net assets derived from principal transactions	(49)	32	(179)	-
Total increase (decrease)	(46)	33	(245)	-
Net assets at December 31, 2011	$ 5	$ 33	$ 6,592	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2010	$ -	$ 40	$ 1	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	21	6	-	-
Net increase (decrease) in net assets from operations	21	5	-	-
Changes from principal transactions:				
Total unit transactions	358	(1)	1	-
Increase (decrease) in net assets derived from principal transactions	358	(1)	1	-
Total increase (decrease)	379	4	1	-
Net assets at December 31, 2010	379	44	2	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	24	-	-	-
Net unrealized appreciation (depreciation) of investments	(67)	-	-	-
Net increase (decrease) in net assets from operations	(46)	(1)	-	-
Changes from principal transactions:				
Total unit transactions	626	(1)	-	1
Increase (decrease) in net assets derived from principal transactions	626	(1)	-	1
Total increase (decrease)	580	(2)	-	1
Net assets at December 31, 2011	$ 959	$ 42	$ 2	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Wanger Select
Net assets at January 1, 2010	$ 12	$ -	$ -
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	-	-
Net unrealized appreciation (depreciation) of investments	3	-	-
Net increase (decrease) in net assets from operations	2	-	-
Changes from principal transactions:			
Total unit transactions	(1)	-	-
Increase (decrease) in net assets derived from principal transactions	(1)	-	-
Total increase (decrease)	1	-	-
Net assets at December 31, 2010	13	-	-
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-
Net unrealized appreciation (depreciation) of investments	1	-	-
Net increase (decrease) in net assets from operations	1	-	-
Changes from principal transactions:			
Total unit transactions	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-
Total increase (decrease)	1	-	-
Net assets at December 31, 2011	$ 14	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Organization

Variable Annuity Account I of ING Life Insurance and Annuity Company (the "Account") was established by ING Insurance Company of America ("IICA") to support the operations of variable annuity contracts ("Contracts").

Effective December 31, 2005 (the "merger date"), IICA was merged with and into ING Life Insurance and Annuity Company ("ILIAC" or the "Company"). As of the merger date, IICA ceased to exist and was succeeded by ILIAC. In conjunction with the merger, the Account was transferred to ILIAC and had its name changed to Variable Annuity Account I of ING Life Insurance and Annuity Company. The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

Contracts are identified in the Unit Summary by the qualifiers ILIAC I, ILIAC II, and ILIAC III. ILIAC I Contracts represent certain individual and group Contracts issued as non-qualified deferred annuity Contracts or Individual Retirement Annuity Contracts issued beginning June 28, 1995. ILIAC II Contracts represent certain individual and group Contracts issued as non-qualified deferred annuity Contracts or Individual Retirement Annuity Contracts issued beginning May 1, 1998. Contracts are no longer sold under qualifiers ILIAC I and ILIAC II. ILIAC III Contracts represent certain group Contracts issued as fund vehicles for Internal Revenue Code Section 403(b) and 401(e) plans issued beginning September 24, 2000.

At December 31, 2011, the Account had 76 active investment divisions (the "Divisions"), 23 of which invest in independently managed mutual funds and 53 of which invest in mutual funds managed by an affiliate, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2011 and related Trusts are as follows:

Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-4
Federated Insurance Series:
  Federated Capital Appreciation Fund II - Primary
    Shares*
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary
    Shares
  Federated Kaufmann Fund II - Primary Shares*
  Federated Managed Volatility Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-4
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio**
  ING American Funds World Allocation Portfolio -
    Service Class**
  ING Artio Foreign Portfolio - Service Class**
  ING BlackRock Inflation Protected Bond Portfolio -
    Service Class**
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Institutional Class
  ING Franklin Income Portfolio - Service Class**
  ING Franklin Mutual Shares Portfolio - Service
    Class**
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income
    Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class**
  ING Large Cap Growth Portfolio - Institutional Class

ING Investors Trust (continued):
  ING MFS Total Return Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service
    Class**
  ING Pioneer Fund Portfolio - Institutional Class
  ING Retirement Conservative Portfolio - Adviser
    Class**
  ING Retirement Moderate Growth Portfolio - Adviser
    Class**
  ING Retirement Moderate Portfolio - Adviser Class**
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class*
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Partners, Inc.:
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Global Bond Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class*
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Initial
    Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Small Company Portfolio - Class I
ING Variable Products Trust:
  ING MidCap Opportunities Portfolio - Class S**
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S**
Invesco Variable Insurance Funds:
  Invesco V.I. Core Equity Fund - Series I Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income Portfolio - Class VC

Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® - Trust Class*
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger Select**

*   Division added to the list in 2010
** Division added to the list in 2011

The names of certain Divisions were changed during 2011. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	Federated Insurance Series:
Federated Managed Volatility Fund II	Federated Capital Income Fund II
ING Investors Trust:	ING Investors Trust:
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
ING T. Rowe Price International Stock Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Global Bond Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

The following Divisions were closed during 2011:

ING Partners, Inc.:
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class

The following Divisions were available to contractowners during 2011, but had no net assets as of December 31, 2011:

ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds International Portfolio

The following Divisions were available to contractowners during 2011, but did not have any activity as of December 31, 2011:

The Alger Funds II:
   Alger Green Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund
   Amana Income Fund
American Century Government Income Trust:
   American Century Inflation-Adjusted Bond Fund -
    Investor Class
American Funds Fundamental Investors^{SM}, Inc.:
   Fundamental Investors^{SM} - Class R-4
Ariel Investment Trust:
   Ariel Fund
Artisan Funds, Inc.:
   Artisan International Fund - Investor Shares
Aston Funds:
   Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Mid Cap Value Opportunities Series, Inc.:
   BlackRock Mid Cap Value Opportunities Fund -
    Investor A Shares
The Bond Fund of America^{SM}, Inc.:
   The Bond Fund of America^{SM} -Class R-4
Columbia Funds Series Trust:
   Columbia Mid Cap Value Fund - Class A Shares
Fidelity® Variable Insurance Products:
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager^{SM} Portfolio - Initial
    Class
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
   ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
   ING BlackRock Large Cap Growth Portfolio -
    Service Class
   ING Clarion Real Estate Portfolio - Service Class
   ING FMR^{SM} Diversified Mid Cap Portfolio - Service
    Class
   ING Franklin Templeton Founding Strategy
    Portfolio - Service Class
   ING Global Resources Portfolio - Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
   ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
   ING Large Cap Value Portfolio - Institutional Class
   ING Large Cap Value Portfolio - Service Class
   ING Lord Abbett Growth and Income Portfolio -
    Institutional Class
   ING Marsico Growth Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class
   ING Pioneer Mid Cap Value Portfolio - Institutional
    Class

ING Investors Trust (continued):
   ING Retirement Growth Portfolio - Adviser Class
   ING Templeton Global Growth Portfolio - Service
    Class
ING Partners, Inc.:
   ING American Century Small-Mid Cap Value
    Portfolio - Service Class
   ING Columbia Small Cap Value II Portfolio - Service
    Class
   ING Davis New York Venture Portfolio - Service
    Class
   ING Global Bond Portfolio - Service Class
   ING Index Solution 2015 Portfolio - Service Class
   ING Index Solution 2025 Portfolio - Service Class
   ING Index Solution 2035 Portfolio - Service Class
   ING Index Solution 2045 Portfolio - Service Class
   ING Index Solution 2055 Portfolio - Service Class
   ING Index Solution Income Portfolio - Service Class
   ING Invesco Van Kampen Comstock Portfolio -
    Service Class
   ING Invesco Van Kampen Equity and Income
    Portfolio - Service Class
   ING JPMorgan Mid Cap Value Portfolio - Service
    Class
   ING Oppenheimer Global Portfolio - Service Class
   ING Solution 2015 Portfolio - Service Class
   ING Solution 2025 Portfolio - Service Class
   ING Solution 2035 Portfolio - Service Class
   ING Solution 2045 Portfolio - Service Class
   ING Solution 2055 Portfolio - Service Class
   ING Solution Growth Portfolio - Service Class
   ING Solution Income Portfolio - Service Class
   ING Solution Moderate Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
ING Variable Portfolios, Inc.:
   ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
   ING Russell™ Mid Cap Index Portfolio - Class I
   ING Russell™ Small Cap Index Portfolio - Class I
   ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
   ING International Value Portfolio - Class I
   ING MidCap Opportunities Portfolio - Class I
Invesco Growth Series:
   Invesco Mid Cap Core Equity Fund - Class A
Invesco Variable Insurance Funds:
   Invesco V.I. Capital Appreciation Fund - Series I
    Shares
Janus Aspen Series:
   Balanced Portfolio - Institutional Shares
   Enterprise Portfolio - Institutional Shares
   Flexible Bond Portfolio - Institutional Shares
   Worldwide Portfolio - Institutional Shares

The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund Mid Cap Value Portfolio -
    Class VC
New Perspective Fund®, Inc.:
  New Perspective Fund® - Class R-4
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund - Individual Investor Class

Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund - Class R4
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
Wanger Advisors Trust:
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM] - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Special Small Cap Value
    Fund - Class A

Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010, were issued.

Recently Adopted Accounting Standards

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Account on January 1, 2011. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account, and the Account has no Level 3 financial assets or liabilities. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2011 and 2010, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2011.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract or certificate maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Related Party Transactions

During the year ended December 31, 2011, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates ranging up to 0.91% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.25% to 0.95% of the average net assets of each respective Fund.

Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars In Thousands)			
Calvert Variable Series, Inc.:				
Calvert VP SRI Balanced Portfolio	$ 4	$ 53	$ 18	$ 25
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-4	5,467	2,249	4,504	1,650
Federated Insurance Series:				
Federated Capital Appreciation Fund II - Primary Shares	178	2,648	11,417	1,757
Federated Fund for U.S. Government Securities II	29	75	72	399
Federated High Income Bond Fund II - Primary Shares	237	618	334	912
Federated Kaufmann Fund II - Primary Shares	116	848	4,023	804
Federated Managed Volatility Fund II	239	1,198	3,870	1,059
Federated Prime Money Fund II	503	1,330	2,444	1,665
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,229	3,972	2,147	3,561
Fidelity® VIP High Income Portfolio - Initial Class	-	1	-	-
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	4,787	4,007	3,499	2,866
Fidelity® VIP Index 500 Portfolio - Initial Class	480	1,026	336	842
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	12	18	11	58
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-4	3,695	4,433	4,080	2,958
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	1,866	2,847	2,011	2,944
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	2,575	2,155	3,552	2,585
ING Investors Trust:				
ING American Funds Asset Allocation Portfolio	1	-	-	-
ING American Funds Growth Portfolio	7	7	-	-
ING American Funds International Portfolio	6	6	-	-
ING American Funds World Allocation Portfolio - Service Class	16	-	-	-
ING Artio Foreign Portfolio - Service Class	9	-	-	-
ING BlackRock Inflation Protected Bond Portfolio - Service Class	226	95	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	90	286	57	317
ING FMR^SM Diversified Mid Cap Portfolio - Institutional Class	131	530	165	484
ING Franklin Income Portfolio - Service Class	12	-	-	-
ING Franklin Mutual Shares Portfolio - Service Class	32	-	-	-
ING Global Resources Portfolio - Service Class	1	28	2	6
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	1	-	1	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	210	371	218	292
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	8	4	-	-
ING Large Cap Growth Portfolio - Institutional Class	3,411	513	37	83

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars In Thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Institutional Class	$ 257	$ 827	$ 177	$ 851
ING PIMCO High Yield Portfolio - Service Class	526	669	800	978
ING PIMCO Total Return Bond Portfolio - Service Class	244	119	-	-
ING Pioneer Fund Portfolio - Institutional Class	-	-	-	1
ING Retirement Conservative Portfolio - Adviser Class	63	1	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	18	-	-	-
ING Retirement Moderate Portfolio - Adviser Class	67	51	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	9,179	706	4,370	34
ING T. Rowe Price International Stock Portfolio - Service Class	13	50	6	83
ING U.S. Stock Index Portfolio - Institutional Class	2,857	2,011	1,917	2,276
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	8,521	8,415	7,684	9,564
ING Partners, Inc.:				
ING Baron Small Cap Growth Portfolio - Service Class	1,903	748	975	306
ING Global Bond Portfolio - Initial Class	4,411	3,247	3,360	3,908
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	192	941	345	808
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	730	3,132	80	591
ING Oppenheimer Global Portfolio - Initial Class	3,365	4,033	2,086	3,960
ING PIMCO Total Return Portfolio - Service Class	5,136	1,419	5,071	915
ING Pioneer High Yield Portfolio - Initial Class	901	1,217	331	545
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	423	917	290	604
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,533	2,385	1,080	1,471
ING Templeton Foreign Equity Portfolio - Initial Class	122	325	227	232
ING Thornburg Value Portfolio - Initial Class	88	267	63	207
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	37	226	48	480
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	1,497	626	239	169
ING Strategic Allocation Growth Portfolio - Class I	84	1,455	116	80
ING Strategic Allocation Moderate Portfolio - Class I	136	160	146	192
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	102	1,114	1,252	645
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,249	944	840	789
ING Index Plus LargeCap Portfolio - Class I	23	177	39	216
ING Index Plus MidCap Portfolio - Class I	3,618	1,015	2,659	1,120
ING Index Plus SmallCap Portfolio - Class I	1	-	1	-
ING International Index Portfolio - Class I	104	257	159	522
ING Russell™ Large Cap Growth Index Portfolio - Class I	123	602	47	790
ING Russell™ Large Cap Index Portfolio - Class I	74	450	142	314
ING Russell™ Large Cap Value Index Portfolio - Class S	82	129	72	119
ING Small Company Portfolio - Class I	3,012	2,545	3,237	2,330

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars In Thousands)			
ING Variable Products Trust:				
ING MidCap Opportunities Portfolio - Class S	$ 8	$ -	$ -	$ -
ING SmallCap Opportunities Portfolio - Class I	2	51	3	2
ING SmallCap Opportunities Portfolio - Class S	33	1	-	-
Invesco Variable Insurance Funds:				
Invesco V.I. Core Equity Fund - Series I Shares	775	956	897	1,101
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	-	-	-	-
Neuberger Berman Equity Funds®:				
Neuberger Berman Socially Responsive Fund® - Trust Class	862	240	361	3
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Fund®/VA	-	2	-	2
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	-	-	-	-
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	-	-	-	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class I	1	1	-	1
Pioneer Mid Cap Value VCT Portfolio - Class I	-	-	-	-
Wanger Advisors Trust:				
Wanger Select	1	-	-	-

Changes in Units

The net changes in units outstanding follow:

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	190	3,939	(3,749)	1,371	1,978	(607)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-4	361,398	172,579	188,819	312,312	139,325	172,987
Federated Insurance Series:						
Federated Capital Appreciation Fund II - Primary Shares	2,095	215,329	(213,234)	1,046,643	150,546	896,097
Federated Fund for U.S. Government Securities II	381	3,542	(3,161)	2,251	21,347	(19,096)
Federated High Income Bond Fund II - Primary Shares	431	24,374	(23,943)	6,078	42,573	(36,495)
Federated Kaufmann Fund II - Primary Shares	1,424	65,149	(63,725)	368,321	65,347	302,974
Federated Managed Volatility Fund II	1,177	64,280	(63,103)	236,103	65,138	170,965
Federated Prime Money Fund II	36,935	98,670	(61,735)	189,375	127,825	61,550
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	154,126	267,047	(112,921)	175,971	265,076	(89,105)
Fidelity® VIP High Income Portfolio - Initial Class	145	161	(16)	-	17	(17)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	331,355	195,090	136,265	245,376	139,992	105,384
Fidelity® VIP Index 500 Portfolio - Initial Class	11,872	45,577	(33,705)	6,745	42,729	(35,984)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	-	693	(693)	-	2,812	(2,812)
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-4	350,152	395,542	(45,390)	406,523	313,202	93,321
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	144,906	237,319	(92,413)	171,679	270,490	(98,811)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	134,673	127,728	6,945	203,027	165,085	37,942

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	75	-	75	-	-	-
ING American Funds Growth Portfolio	773	773	-	-	-	-
ING American Funds International Portfolio	793	793	-	-	-	-
ING American Funds World Allocation Portfolio - Service Class	1,761	-	1,761	-	-	-
ING Artio Foreign Portfolio - Service Class	901	-	901	-	-	-
ING BlackRock Inflation Protected Bond Portfolio - Service Class	21,192	8,806	12,386	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	9,419	29,500	(20,081)	6,557	38,259	(31,702)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	15,658	49,307	(33,649)	17,024	48,152	(31,128)
ING Franklin Income Portfolio - Service Class	1,308	-	1,308	-	-	-
ING Franklin Mutual Shares Portfolio - Service Class	3,672	1	3,671	-	-	-
ING Global Resources Portfolio - Service Class	-	1,802	(1,802)	-	350	(350)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	121	-	121	113	-	113
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	9,599	20,445	(10,846)	10,117	17,349	(7,232)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	908	412	496	-	-	-
ING Large Cap Growth Portfolio - Institutional Class	236,435	34,635	201,800	2,898	6,186	(3,288)
ING MFS Total Return Portfolio - Institutional Class	12,332	66,303	(53,971)	11,736	68,726	(56,990)
ING PIMCO High Yield Portfolio - Service Class	28,598	44,512	(15,914)	39,457	59,834	(20,377)
ING PIMCO Total Return Bond Portfolio - Service Class	23,459	12,032	11,427	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	-	27	(27)	-	34	(34)
ING Retirement Conservative Portfolio - Adviser Class	6,311	2	6,309	-	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	1,949	(1)	1,950	-	-	-
ING Retirement Moderate Portfolio - Adviser Class	6,730	5,131	1,599	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	659,262	65,038	594,224	350,513	7,736	342,777
ING T. Rowe Price International Stock Portfolio - Service Class	-	4,771	(4,771)	-	9,304	(9,304)
ING U.S. Stock Index Portfolio - Institutional Class	177,159	185,725	(8,566)	206,101	247,483	(41,382)
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	815,398	788,776	26,622	891,511	1,017,974	(126,463)

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.:						
ING Baron Small Cap Growth Portfolio - Service Class	116,667	50,162	66,505	65,315	22,132	43,183
ING Global Bond Portfolio - Initial Class	283,577	260,912	22,665	271,459	332,334	(60,875)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	5,757	68,836	(63,079)	24,441	64,674	(40,233)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	79	287,264	(287,185)			
ING Oppenheimer Global Portfolio - Initial Class	248,165	303,884	(55,719)	186,232	352,429	(166,197)
ING PIMCO Total Return Portfolio - Service Class	325,722	105,652	220,070	333,720	61,270	272,450
ING Pioneer High Yield Portfolio - Initial Class	54,823	86,252	(31,429)	19,437	47,298	(27,861)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	30,833	62,224	(31,391)	23,535	49,694	(26,159)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	122,813	125,038	(2,225)	99,205	99,014	191
ING Templeton Foreign Equity Portfolio - Initial Class	19,721	43,251	(23,530)	27,403	30,328	(2,925)
ING Thornburg Value Portfolio - Initial Class	4,859	18,377	(13,518)	3,889	15,155	(11,266)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	158	17,608	(17,450)	3,346	47,022	(43,676)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	80,901	33,544	47,357	11,108	9,157	1,951
ING Strategic Allocation Growth Portfolio - Class I	860	83,159	(82,299)	2,003	3,390	(1,387)
ING Strategic Allocation Moderate Portfolio - Class I	5,467	7,647	(2,180)	4,767	10,187	(5,420)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	2,325	65,373	(63,048)	96,276	49,783	46,493
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	253,084	193,483	59,601	211,329	194,564	16,765
ING Index Plus LargeCap Portfolio - Class I	92	9,133	(9,041)	1,165	12,968	(11,803)
ING Index Plus MidCap Portfolio - Class I	207,122	75,185	131,937	172,167	87,925	84,242
ING Index Plus SmallCap Portfolio - Class I	56	-	56	57	-	57
ING International Index Portfolio - Class I	5,776	17,963	(12,187)	10,834	40,266	(29,432)
ING Russell™ Large Cap Growth Index Portfolio - Class I	5,040	40,559	(35,519)	8,918	69,748	(60,830)
ING Russell™ Large Cap Index Portfolio - Class I	3,301	29,781	(26,480)	6,109	22,017	(15,908)
ING Russell™ Large Cap Value Index Portfolio - Class S	5,546	8,986	(3,440)	135	8,617	(8,482)
ING Small Company Portfolio - Class I	184,173	146,224	37,949	211,278	153,288	57,990

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING MidCap Opportunities Portfolio - Class S	890	-	890	-	-	-
ING SmallCap Opportunities Portfolio - Class I	243	4,509	(4,266)	207	3	204
ING SmallCap Opportunities Portfolio - Class S	3,647	83	3,564	-	-	-
Invesco Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	81,889	99,092	(17,203)	112,104	136,780	(24,676)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	9	-	9	-	-	-
Neuberger Berman Equity Funds®:						
Neuberger Berman Socially Responsive Fund® - Trust Class	80,245	22,804	57,441	35,474	288	35,186
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Fund®/VA	-	193	(193)	-	207	(207)
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	-	-	-	-	-	-
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	-	-	-	-	-	-
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	18	-	18	815	930	(115)
Pioneer Mid Cap Value VCT Portfolio - Class I	-	-	-	-	-	-
Wanger Advisors Trust:						
Wanger Select	36	-	36	-	-	-

Unit Summary

Unit value information for units outstanding, by Contract type, as of December 31, 2011 follows:

Division/Contract	Units	Unit Value	Extended Value
Calvert VP SRI Balanced Portfolio			
Contracts in accumulation period:			
ILIAC I	6,411.613	$ 13.02	$ 83,479
ILIAC II	2,586.573	13.01	33,651
	8,998.186		$ 117,130
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ILIAC III	1,264,233.770	$ 14.65	$ 18,521,025
Federated Capital Appreciation Fund II - Primary Shares			
Currently payable annuity contracts:	680.075	$ 10.09	$ 6,862
Contracts in accumulation period:			
ILIAC I	682,182.888	10.92	7,449,437
	682,862.963		$ 7,456,299
Federated Fund for U.S. Government Securities II			
Contracts in accumulation period:			
ILIAC I	23,940.214	$ 19.25	$ 460,849
Federated High Income Bond Fund II - Primary Shares			
Currently payable annuity contracts:	580.344	$ 20.84	$ 12,094
Contracts in accumulation period:			
ILIAC I	81,908.975	23.39	1,915,851
	82,489.319		$ 1,927,945
Federated Kaufmann Fund II - Primary Shares			
Contracts in accumulation period:			
ILIAC I	239,248.603	$ 10.44	$ 2,497,755
Federated Managed Volatility Fund II			
Currently payable annuity contracts:	1,134.757	$ 16.01	$ 18,167
Contracts in accumulation period:			
ILIAC I	242,734.458	17.84	4,330,383
	243,869.215		$ 4,348,550
Federated Prime Money Fund II			
Currently payable annuity contracts:	415.966	$ 9.78	$ 4,068
Contracts in accumulation period:			
ILIAC I	118,924.199	12.87	1,530,554
	119,340.165		$ 1,534,622
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Contracts in accumulation period:			
ILIAC I	372,700.390	$ 20.36	$ 7,588,180
ILIAC II	64,788.478	13.61	881,771
ILIAC III	839,703.479	12.43	10,437,514
	1,277,192.347		$ 18,907,465

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® VIP High Income Portfolio - Initial Class					
Currently payable annuity contracts:					
Contracts in accumulation period	249.320	$	13.02	$	3,246
Fidelity® VIP Contrafund® Portfolio - Initial Class					
Contracts in accumulation period:					
ILIAC I	291,524.779	$	29.61	$	8,632,049
ILIAC II	49,214.305		19.96		982,318
ILIAC III	899,964.213		14.77		13,292,471
	1,240,703.297			$	22,906,838
Fidelity® VIP Index 500 Portfolio - Initial Class					
Contracts in accumulation period:					
ILIAC I	198,711.191	$	22.28	$	4,427,285
ILIAC II	51,344.977		13.23		679,294
	250,056.168			$	5,106,579
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class					
Contracts in accumulation period:					
ILIAC I	9,381.140	$	20.96	$	196,629
The Growth Fund of America® - Class R-4					
Contracts in accumulation period:					
ILIAC III	2,430,373.252	$	12.43	$	30,209,540
ING Balanced Portfolio - Class I					
Currently payable annuity contracts:	2,150.582	$	18.03	$	38,775
Contracts in accumulation period:					
ILIAC I	90,574.479		20.15		1,825,076
ILIAC II	33,915.712		14.17		480,586
ILIAC III	1,081,228.586		12.09		13,072,054
	1,207,869.359			$	15,416,491
ING Intermediate Bond Portfolio - Class I					
Currently payable annuity contracts:	573.901	$	19.39	$	11,128
Contracts in accumulation period:					
ILIAC I	217,375.033		19.51		4,240,987
ILIAC II	81,689.384		17.67		1,443,451
ILIAC III	346,680.148		17.37		6,021,834
	646,318.466			$	11,717,400
ING American Funds Asset Allocation Portfolio					
Contracts in accumulation period:					
ILIAC I	75.162	$	9.41	$	707
ING American Funds World Allocation Portfolio - Service Class					
Contracts in accumulation period:					
ILIAC I	1,761.729	$	8.85	$	15,591
ING Artio Foreign Portfolio - Service Class					
Contracts in accumulation period:					
ILIAC II	900.833	$	7.35	$	6,621

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Inflation Protected Bond Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	11,139.818	$ 10.66	$ 118,750
ILIAC II	1,246.470	10.68	13,312
	12,386.288		$ 132,062
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	3,061.633	$ 8.31	$ 25,442
Contracts in accumulation period:			
ILIAC I	160,880.338	8.26	1,328,872
ILIAC II	17,311.729	8.31	143,860
ILIAC III	53.755	8.95	481
	181,307.455		$ 1,498,655
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period:			
ILIAC I	82,733.738	$ 10.31	$ 852,985
ILIAC II	15,036.909	10.40	156,384
	97,770.647		$ 1,009,369
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	1,307.682	$ 9.52	$ 12,449
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	3,670.646	$ 9.22	$ 33,843
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	13,716.004	$ 12.01	$ 164,729
ING Invesco Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC III	476.669	$ 11.46	$ 5,463
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
ILIAC I	37,541.305	$ 15.83	$ 594,279
ILIAC II	2,892.559	15.98	46,223
	40,433.864		$ 640,502
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
ILIAC II	495.883	$ 8.90	$ 4,413

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	216.345	$ 13.78	$ 2,981
Contracts in accumulation period:			
ILIAC I	226,872.814	13.49	3,060,514
ILIAC II	13,101.822	13.62	178,447
ILIAC III	3,531.759	10.19	35,989
	243,722.740		$ 3,277,931
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
ILIAC I	313,370.356	$ 11.56	$ 3,622,561
ILIAC II	45,939.530	11.68	536,574
	359,309.886		$ 4,159,135
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	77,976.870	$ 14.94	$ 1,164,974
ILIAC II	16,841.300	15.09	254,135
	94,818.170		$ 1,419,109
ING PIMCO Total Return Bond Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	9,975.258	$ 10.02	$ 99,952
ILIAC II	1,451.523	10.03	14,559
	11,426.781		$ 114,511
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts	254.357	$ 10.70	$ 2,722
ING Retirement Conservative Portfolio - Adviser Class			
Contracts in accumulation period:			
ILIAC I	6,309.429	$ 10.05	$ 63,410
ING Retirement Moderate Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
ILIAC I	1,949.930	$ 9.38	$ 18,290
ING Retirement Moderate Portfolio - Adviser Class			
Contracts in accumulation period:			
ILIAC I	1,598.517	$ 9.65	$ 15,426
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC I	220.050	$ 9.61	$ 2,115
ILIAC III	936,780.989	13.99	13,105,566
	937,001.039		$ 13,107,681

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price International Stock Portfolio - Service Class					
Contracts in accumulation period:					
ILIAC I	34,237.746	$	8.32	$	284,858
ILIAC II	4,250.703		8.39		35,663
	38,488.449			$	320,521
ING U.S. Stock Index Portfolio - Institutional Class					
Contracts in accumulation period:					
ILIAC III	1,474,813.197	$	12.07	$	17,800,995
ING Money Market Portfolio - Class I					
Currently payable annuity contracts:	3,145.642	$	12.56	$	39,509
Contracts in accumulation period:					
ILIAC I	352,410.542		13.33		4,697,633
ILIAC II	86,916.682		12.44		1,081,244
ILIAC III	706,179.784		12.00		8,474,157
	1,148,652.650			$	14,292,543
ING Baron Small Cap Growth Portfolio - Service Class					
Contracts in accumulation period:					
ILIAC I	1,530.211	$	9.18	$	14,047
ILIAC II	353.785		9.19		3,251
ILIAC III	253,839.910		18.31		4,647,809
	255,723.906			$	4,665,107
ING Global Bond Portfolio - Initial Class					
Currently payable annuity contracts:	470.768	$	13.67	$	6,435
Contracts in accumulation period:					
ILIAC I	193,952.668		13.51		2,620,301
ILIAC II	33,809.083		13.65		461,494
ILIAC III	757,132.184		13.75		10,410,568
	985,364.703			$	13,498,798
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class					
Contracts in accumulation period:					
ILIAC I	236,915.408	$	12.18	$	2,885,630
ILIAC II	39,772.378		12.31		489,598
ILIAC III	122.778		12.29		1,509
	276,810.564			$	3,376,737
ING Oppenheimer Global Portfolio - Initial Class					
Currently payable annuity contracts:	3,606.807	$	12.05	$	43,462
Contracts in accumulation period:					
ILIAC I	587,826.603		12.32		7,242,024
ILIAC II	58,227.290		12.45		724,930
ILIAC III	1,371,691.976		12.28		16,844,377
	2,021,352.676			$	24,854,793

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ILIAC III	492,520.111	$ 15.44	$ 7,604,511
ING Pioneer High Yield Portfolio - Initial Class			
Contracts in accumulation period:			
ILIAC I	174,286.325	$ 13.70	$ 2,387,723
ILIAC II	18,147.085	13.77	249,885
	192,433.410		$ 2,637,608
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
ILIAC I	148,058.995	$ 13.69	$ 2,026,928
ILIAC II	23,205.479	13.83	320,932
	171,264.474		$ 2,347,860
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	6,617.991	$ 15.74	$ 104,167
Contracts in accumulation period:			
ILIAC I	191,054.026	22.20	4,241,399
ILIAC II	29,220.244	15.74	459,927
ILIAC III	194,202.113	12.08	2,345,962
	421,094.374		$ 7,151,455
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	2,734.809	$ 7.61	$ 20,812
Contracts in accumulation period:			
ILIAC I	76,876.967	7.58	582,727
ILIAC II	6,450.533	7.62	49,153
	86,062.309		$ 652,692
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	952.225	$ 15.84	$ 15,083
Contracts in accumulation period:			
ILIAC I	57,718.358	12.09	697,815
ILIAC II	15,153.862	11.67	176,846
	73,824.445		$ 889,744
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
ILIAC I	191,092.620	$ 9.96	$ 1,903,282
ILIAC II	12,218.387	11.09	135,502
	203,311.007		$ 2,038,784
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	3,380.322	$ 16.47	$ 55,674
Contracts in accumulation period:			
ILIAC I	121,385.112	17.95	2,178,863
ILIAC II	1,486.049	13.75	20,433
	126,251.483		$ 2,254,970

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period:			
ILIAC I	73,193.767	$ 17.18	$ 1,257,469
ILIAC II	3,476.901	11.44	39,776
	76,670.668		$ 1,297,245
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	1,055.028	$ 12.98	$ 13,694
Contracts in accumulation period:			
ILIAC I	95,390.699	17.36	1,655,983
ILIAC II	18,167.939	12.39	225,101
	114,613.666		$ 1,894,778
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	17,795.560	$ 14.15	$ 251,807
Contracts in accumulation period:			
ILIAC I	128,775.928	16.48	2,122,227
ILIAC II	50,858.570	10.07	512,146
ILIAC III	147.793	8.64	1,277
	197,577.851		$ 2,887,457
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ILIAC I	30,804.171	$ 4.51	$ 138,927
ILIAC II	1,469.137	4.59	6,743
ILIAC III	784,397.021	4.73	3,710,198
	816,670.329		$ 3,855,868
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,518.593	$ 16.67	$ 25,315
Contracts in accumulation period:			
ILIAC I	44,348.256	18.52	821,330
ILIAC II	13,091.957	12.66	165,744
ILIAC III	1,286.445	9.15	11,771
	60,245.251		$ 1,024,160
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
ILIAC III	1,034,631.898	$ 19.59	$ 20,268,439
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
ILIAC III	471.754	$ 18.12	$ 8,548
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	551.860	$ 12.39	$ 6,838
Contracts in accumulation period:			
ILIAC I	87,426.611	12.86	1,124,306
ILIAC II	16,316.933	12.91	210,652
	104,295.404		$ 1,341,796

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Contracts in accumulation period:			
ILIAC I	215,991.047	$ 13.41	$ 2,896,440
ILIAC II	29,410.950	13.46	395,871
	245,401.997		$ 3,292,311
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ILIAC I	72,080.354	$ 14.42	$ 1,039,399
ILIAC II	34,045.644	14.48	492,981
	106,125.998		$ 1,532,380
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
ILIAC I	39,736.720	$ 13.59	$ 540,022
ILIAC II	1,653.434	13.65	22,569
	41,390.154		$ 562,591
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	709.628	$ 29.78	$ 21,133
Contracts in accumulation period:			
ILIAC I	56,092.866	28.87	1,619,401
ILIAC II	20,550.427	21.06	432,792
ILIAC III	1,121,640.305	19.46	21,827,120
	1,198,993.226		$ 23,900,446
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
ILIAC I	890.253	$ 8.89	$ 7,914
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ILIAC III	474.285	$ 10.81	$ 5,127
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
ILIAC I	2,483.934	$ 9.19	$ 22,827
ILIAC II	1,080.245	9.20	9,938
	3,564.179		$ 32,765
Invesco V.I. Core Equity Fund - Series I Shares			
Contracts in accumulation period:			
ILIAC III	667,190.457	$ 9.88	$ 6,591,842
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC			
Contracts in accumulation period:			
ILIAC III	11.017	$ 11.10	$ 122
Neuberger Berman Socially Responsive Fund® - Trust Class			
Contracts in accumulation period:			
ILIAC III	92,627.433	$ 10.35	$ 958,694

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:			
ILIAC III	4,329.987	$ 9.68	$ 41,914
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA			
Contracts in accumulation period:			
ILIAC III	119.664	$ 12.93	$ 1,547
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
ILIAC III	35.176	$ 15.22	$ 535
Pioneer Equity Income VCT Portfolio - Class I			
Contracts in accumulation period:			
ILIAC III	1,002.972	$ 13.76	$ 13,801
Pioneer Mid Cap Value VCT Portfolio - Class I			
Contracts in accumulation period:			
ILIAC III	16.309	$ 16.05	$ 262
Wanger Select			
Contracts in accumulation period:			
ILIAC III	36.070	$ 13.59	$ 490

VARIABLE ANNUITY ACCOUNT I OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ending December 31, 2011, 2010, 2009, 2008, and 2007 follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Calvert VP SRI Balanced Portfolio						
2011	9	$13.01 to $13.02	$117	1.44%	1.25% to 1.40%	3.09% to 3.25%
2010	13	$12.60 to $12.63	$161	1.28%	1.25% to 1.40%	10.60% to 10.72%
2009	13	$11.38 to $11.42	$152	2.04%	1.25% to 1.40%	23.46% to 23.70%
2008	15	$9.20 to $9.25	$142	2.82%	1.25% to 1.40%	-32.28% to -32.20%
2007	16	$11.66 to $13.66	$212	2.44%	1.00% to 1.40%	1.34% to 1.75%
EuroPacific Growth Fund® - Class R-4						
2011	1,264	$14.65	$18,520	1.69%	1.00%	-14.48%
2010	1,075	$17.13	$18,422	1.58%	1.00%	8.28%
2009	902	$15.82	$14,276	2.10%	1.00%	37.80%
2008	685	$11.48	$7,868	2.44%	1.00%	-41.16%
2007	465	$19.51	$9,071	2.23%	1.00%	17.67%
Federated Capital Appreciation Fund II - Primary Shares						
2011	683	$10.09 to $10.92	$7,456	0.76%	1.25% to 1.40%	-6.67% to -6.49%
2010	896	$10.79 to $11.70	$10,484	(d)	1.25% to 1.40%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
Federated Fund for U.S. Government Securities II						
2011	24	$19.25	$461	4.16%	1.40%	4.34%
2010	27	$18.45	$500	4.84%	1.40%	3.65%
2009	46	$17.80	$822	5.26%	1.40%	3.73%
2008	65	$17.16	$1,118	4.56%	1.40%	2.82%
2007	75	$16.69	$1,252	4.58%	1.40%	4.84%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated High Income Bond Fund II - Primary Shares												
2011	82	$20.84	to	$23.39	$1,928	9.38%	1.25%	to	1.40%	3.68%	to	3.84%
2010	106	$20.07	to	$22.56	$2,400	8.54%	1.25%	to	1.40%	13.14%	to	13.33%
2009	143	$17.71	to	$19.94	$2,848	11.43%	1.25%	to	1.40%	50.72%	to	50.98%
2008	180	$11.73	to	$13.23	$2,383	11.05%	1.25%	to	1.40%	-27.03%	to	-26.96%
2007	257	$16.06	to	$18.13	$4,660	8.58%	1.25%	to	1.40%	1.97%	to	2.16%
Federated Kaufmann Fund II - Primary Shares												
2011	239		$10.44		$2,498	1.16%		1.40%			-14.50%	
2010	303		$12.21		$3,699	(d)		1.40%			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
Federated Managed Volatility Fund II												
2011	244	$16.01	to	$17.84	$4,349	4.15%	1.25%	to	1.40%	3.30%	to	3.49%
2010	307	$15.47	to	$17.27	$5,299	3.53%	1.25%	to	1.40%	10.49%	to	10.66%
2009	136	$13.98	to	$15.63	$2,123	6.00%	1.25%	to	1.40%	26.46%	to	26.75%
2008	169	$11.03	to	$12.36	$2,080	6.33%	1.25%	to	1.40%	-21.47%	to	-21.38%
2007	231	$14.03	to	$15.74	$3,636	5.19%	1.25%	to	1.40%	2.54%	to	2.71%
Federated Prime Money Fund II												
2011	119	$9.78	to	$12.87	$1,535	-	1.25%	to	1.40%	-1.38%	to	-1.21%
2010	181	$9.90	to	$13.05	$2,362	-	1.25%	to	1.40%		-1.44%	
2009	120		$13.24		$1,583	0.51%		1.40%			-0.90%	
2008	88		$13.36		$1,179	2.49%		1.40%			1.06%	
2007	69		$13.22		$907	5.00%		1.40%			3.52%	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2011	1,277	$12.43	to	$20.36	$18,906	2.46%	1.00%	to	1.40%		-0.44%	
2010	1,390	$12.43	to	$20.45	$20,893	1.75%	1.00%	to	1.40%	13.55%	to	14.04%
2009	1,479	$10.90	to	$18.01	$19,873	2.21%	1.00%	to	1.40%	28.37%	to	28.84%
2008	1,453	$8.46	to	$14.03	$15,843	3.14%	1.00%	to	1.40%	-43.45%	to	-43.22%
2007	918	$14.90	to	$24.81	$21,348	1.69%	1.00%	to	1.40%	0.12%	to	0.54%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class												
2011	-		$13.02		$3	-		1.25%			2.68%	
2010	-		$12.68		$3	-		1.25%			12.41%	
2009	-		$11.28		$3	-		1.25%			42.24%	
2008	-		$7.93		$2	-		1.25%			-25.96%	
2007	-		$10.71		$3	-		1.25%			1.52%	
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2011	1,241	$14.77	to	$29.61	$22,906	1.08%	1.00%	to	1.40%	-3.89%	to	-3.46%
2010	1,104	$15.30	to	$30.81	$22,921	1.23%	1.00%	to	1.40%	15.57%	to	16.00%
2009	999	$13.19	to	$26.66	$19,214	1.37%	1.00%	to	1.40%	33.84%	to	34.45%
2008	942	$9.81	to	$19.92	$14,442	1.02%	1.00%	to	1.40%	-43.33%	to	-43.10%
2007	912	$17.24	to	$35.15	$26,669	0.92%	1.00%	to	1.40%	15.93%	to	16.41%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2011	250	$13.23	to	$22.28	$5,107	1.89%	1.25%	to	1.40%	0.63%	to	0.76%
2010	284	$13.13	to	$22.14	$5,768	1.83%	1.25%	to	1.40%	13.42%	to	13.58%
2009	320	$11.56	to	$19.52	$5,713	2.29%	1.25%	to	1.40%	24.81%	to	25.11%
2008	394	$9.24	to	$15.64	$5,641	2.10%	1.25%	to	1.40%	-37.89%	to	-37.82%
2007	452	$14.86	to	$25.18	$10,482	3.61%	1.25%	to	1.40%	3.96%	to	4.13%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2011	9		$20.96		$197	3.03%		1.40%			5.86%	
2010	10		$19.80		$199	3.64%		1.40%			6.28%	
2009	13		$18.63		$240	8.77%		1.40%			14.08%	
2008	15		$16.33		$239	4.39%		1.40%			-4.61%	
2007	15		$17.12		$262	4.17%		1.40%			2.88%	
The Growth Fund of America® - Class R-4												
2011	2,430		$12.43		$30,209	0.66%		1.00%			-5.76%	
2010	2,476		$13.19		$32,655	0.88%		1.00%			11.12%	
2009	2,382		$11.87		$28,280	1.04%		1.00%			33.22%	
2008	1,899		$8.91		$16,921	0.91%		1.00%			-39.68%	
2007	1,786		$14.77		$26,386	1.08%		1.00%			9.81%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Balanced Portfolio - Class I												
2011	1,208	$12.09	to	$20.15	$15,415	2.73%	1.00%	to	1.40%	-2.70%	to	-2.26%
2010	1,300	$12.37	to	$20.71	$17,023	2.80%	1.00%	to	1.40%	12.55%	to	12.97%
2009	1,399	$10.95	to	$18.40	$16,271	4.27%	1.00%	to	1.40%	17.57%	to	18.00%
2008	1,401	$9.28	to	$15.65	$13,949	3.74%	1.00%	to	1.40%	-29.12%	to	-28.78%
2007	1,557	$13.03	to	$22.08	$21,927	2.66%	1.00%	to	1.40%	4.10%	to	4.49%
ING Intermediate Bond Portfolio - Class I												
2011	646	$17.37	to	$19.51	$11,717	4.59%	1.00%	to	1.40%	6.03%	to	6.43%
2010	639	$16.32	to	$18.40	$11,006	5.35%	1.00%	to	1.40%	8.30%	to	8.80%
2009	601	$15.00	to	$16.99	$9,591	6.91%	1.00%	to	1.40%	10.04%	to	10.46%
2008	551	$13.58	to	$15.44	$8,059	5.90%	1.00%	to	1.40%	-9.76%	to	-9.41%
2007	525	$14.99	to	$17.11	$8,518	3.99%	1.00%	to	1.40%	4.52%	to	4.97%
ING American Funds Asset Allocation Portfolio												
2011	-	$9.41			$1	(e)	1.40%			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING American Funds World Allocation Portfolio - Service Class												
2011	2	$8.85			$16	(e)	1.40%			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING Artio Foreign Portfolio - Service Class												
2011	1	$7.35			$7	(e)	1.25%			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2011	12	$10.66	to	$10.68	$132	(e)	1.25%	to	1.40%		(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2011	181	$8.26	to	$8.95	$1,499	0.56%	1.00%	to	1.40%	-2.59%	to	-2.29%
2010	201	$8.48	to	$9.16	$1,709	0.46%	1.00%	to	1.40%	12.02%	to	12.39%
2009	233	$7.57	to	$8.15	$1,766	0.54%	1.00%	to	1.40%	28.74%	to	29.37%
2008	262	$5.88	to	$6.30	$1,540	0.17%	1.00%	to	1.40%	-39.82%	to	-39.54%
2007	319	$9.77	to	$10.42	$3,118	(a)	1.00%	to	1.40%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2011	98	$10.31	to	$10.40	$1,009	0.16%	1.25%	to	1.40%	-11.96%	to	-11.86%
2010	131	$11.71	to	$11.80	$1,541	0.33%	1.25%	to	1.40%	26.73%	to	27.02%
2009	163	$9.24	to	$9.29	$1,504	0.64%	1.25%	to	1.40%	37.70%	to	37.83%
2008	197	$6.71	to	$6.74	$1,323	1.12%	1.25%	to	1.40%	-39.87%	to	-39.77%
2007	248	$11.16	to	$11.19	$2,772	0.29%	1.25%	to	1.40%	13.18%	to	13.37%
ING Franklin Income Portfolio - Service Class												
2011	1		$9.52		$12	(e)		1.40%			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING Franklin Mutual Shares Portfolio - Service Class												
2011	4		$9.22		$34	(e)		1.40%			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Global Resources Portfolio - Service Class						
2011	14	$12.01	$165	0.54%	1.40%	-10.44%
2010	16	$13.41	$208	1.04%	1.40%	19.95%
2009	16	$11.18	$177	-	1.40%	35.52%
2008	20	$8.25	$169	1.68%	1.40%	-41.82%
2007	22	$14.18	$307	(a)	1.40%	(a)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class						
2011	-	$11.46	$5	-	1.00%	-3.13%
2010	-	$11.83	$4	-	1.00%	11.39%
2009	-	$10.62	$3	-	1.00%	22.63%
2008	-	$8.66	$1	(b)	1.00%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2011	40	$15.83 to $15.98	$641	1.09%	1.25% to 1.40%	-19.19% to -19.05%
2010	51	$19.59 to $19.74	$1,006	0.71%	1.25% to 1.40%	18.94% to 19.06%
2009	59	$16.47 to $16.58	$965	1.62%	1.25% to 1.40%	69.62% to 69.88%
2008	66	$9.71 to $9.76	$643	3.18%	1.25% to 1.40%	-51.84% to -51.75%
2007	71	$20.16 to $20.23	$1,430	1.08%	1.25% to 1.40%	36.86% to 37.06%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2011	-	$8.90	$4	(e)	1.25%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Large Cap Growth Portfolio - Institutional Class						
2011	244	$10.19 to $13.78	$3,278	0.52%	1.00% to 1.40%	1.05% to 1.19%
2010	42	$13.35 to $13.46	$560	0.37%	1.25% to 1.40%	12.94% to 13.11%
2009	45	$11.82 to $11.90	$535	0.36%	1.25% to 1.40%	40.71% to 41.00%
2008	68	$8.40 to $8.44	$568	0.56%	1.25% to 1.40%	-28.33%
2007	73	$11.72	$853	0.34%	1.40%	10.36%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING MFS Total Return Portfolio - Institutional Class									
2011	359	$11.56 to	$11.68	$4,159	2.67%	1.25% to	1.40%	0.43% to	0.60%
2010	413	$11.51 to	$11.61	$4,762	0.45%	1.25% to	1.40%	8.58% to	8.71%
2009	470	$10.60 to	$10.68	$4,990	2.59%	1.25% to	1.40%	16.48% to	16.72%
2008	555	$9.10 to	$9.15	$5,050	6.14%	1.25% to	1.40%	-23.27% to	-23.17%
2007	735	$11.86 to	$11.91	$8,718	3.08%	1.25% to	1.40%	2.86% to	3.03%
ING PIMCO High Yield Portfolio - Service Class									
2011	95	$14.94 to	$15.09	$1,419	7.20%	1.25% to	1.40%	2.96% to	3.07%
2010	111	$14.51 to	$14.64	$1,608	7.64%	1.25% to	1.40%	12.66% to	12.88%
2009	131	$12.88 to	$12.97	$1,690	7.85%	1.25% to	1.40%	47.37% to	47.55%
2008	89	$8.74 to	$8.79	$782	8.63%	1.25% to	1.40%	-23.67% to	-23.50%
2007	96	$11.45 to	$11.49	$1,095	6.76%	1.25% to	1.40%	1.42% to	1.50%
ING PIMCO Total Return Bond Portfolio - Service Class									
2011	11	$10.02 to	$10.03	$115	(e)	1.25% to	1.40%	(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
ING Pioneer Fund Portfolio - Institutional Class									
2011	-	$10.70		$3	-	1.25%		-5.48%	
2010	-	$11.32		$3	-	1.25%		14.69%	
2009	-	$9.87		$3	-	1.25%		22.91%	
2008	-	$8.03		$2	-	1.25%		-35.35%	
2007	-	$12.42		$3	-	1.25%		4.02%	
ING Retirement Conservative Portfolio - Adviser Class									
2011	6	$10.05		$63	(e)	1.40%		(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Retirement Moderate Growth Portfolio - Adviser Class						
2011	2	$9.38	$18	(e)	1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Retirement Moderate Portfolio - Adviser Class						
2011	2	$9.65	$15	(e)	1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2011	937	$9.61 to $13.99	$13,108	2.58%	1.00% to 1.40%	1.89%
2010	343	$13.73	$4,706	(d)	1.00%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price International Stock Portfolio - Service Class						
2011	38	$8.32 to $8.39	$321	3.52%	1.25% to 1.40%	-13.60% to -13.42%
2010	43	$9.63 to $9.69	$417	1.38%	1.25% to 1.40%	12.24% to 12.28%
2009	53	$8.58 to $8.63	$451	1.00%	1.25% to 1.40%	35.76% to 35.91%
2008	87	$6.32 to $6.35	$552	1.17%	1.25% to 1.40%	-50.24% to -50.16%
2007	91	$12.70 to $12.74	$1,160	0.99%	1.25% to 1.40%	18.80% to 19.07%
ING U.S. Stock Index Portfolio - Institutional Class						
2011	1,475	$12.07	$17,800	1.98%	1.00%	0.75%
2010	1,483	$11.98	$17,771	1.54%	1.00%	13.66%
2009	1,525	$10.54	$16,071	0.68%	1.00%	24.88%
2008	1,429	$8.44	$12,060	3.70%	1.00%	-37.71%
2007	1,525	$13.55	$20,670	1.63%	1.00%	4.23%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Money Market Portfolio - Class I						
2011	1,149	$12.00 to $13.33	$14,292	-	1.00% to 1.40%	-1.33% to -0.99%
2010	1,122	$12.12 to $13.51	$14,187	0.03%	1.00% to 1.40%	-1.17% to -0.74%
2009	1,248	$12.21 to $13.67	$16,066	0.29%	1.00% to 1.40%	-1.09% to -0.65%
2008	1,479	$12.29 to $13.82	$19,269	4.93%	1.00% to 1.40%	1.25% to 1.65%
2007	1,216	$12.09 to $13.65	$15,804	4.07%	1.00% to 1.40%	3.64% to 4.04%
ING Baron Small Cap Growth Portfolio - Service Class						
2011	256	$9.18 to $18.31	$4,665	-	1.00% to 1.40%	1.22%
2010	189	$18.09	$3,423	-	1.00%	25.19%
2009	146	$14.45	$2,110	-	1.00%	33.92%
2008	88	$10.79	$953	-	1.00%	-41.83%
2007	64	$18.55	$1,178	-	1.00%	5.04%
ING Global Bond Portfolio - Initial Class						
2011	985	$13.51 to $13.75	$13,498	7.57%	1.00% to 1.40%	2.27% to 2.69%
2010	963	$13.21 to $13.39	$12,844	3.26%	1.00% to 1.40%	14.27% to 14.74%
2009	1,024	$11.56 to $11.67	$11,913	4.20%	1.00% to 1.40%	19.79% to 20.31%
2008	969	$9.65 to $9.72	$9,381	5.68%	1.00% to 1.40%	-16.67% to -16.31%
2007	1,009	$11.58 to $11.64	$11,696	4.54%	1.00% to 1.40%	7.22% to 7.61%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class						
2011	277	$12.18 to $12.31	$3,377	2.10%	1.00% to 1.40%	-2.48% to -2.07%
2010	340	$12.49 to $12.60	$4,251	1.80%	1.00% to 1.40%	10.73% to 11.16%
2009	380	$11.28 to $11.36	$4,293	1.90%	1.00% to 1.40%	21.03% to 21.53%
2008	432	$9.29 to $9.38	$4,026	5.07%	1.00% to 1.40%	-24.47% to -24.16%
2007	553	$12.25 to $12.39	$6,830	2.34%	1.00% to 1.40%	2.07% to 2.51%
ING Oppenheimer Global Portfolio - Initial Class						
2011	2,021	$12.05 to $12.45	$24,854	1.51%	1.00% to 1.40%	-9.41% to -9.04%
2010	2,077	$13.28 to $13.72	$28,121	1.57%	1.00% to 1.40%	14.48% to 14.89%
2009	2,243	$11.59 to $11.97	$26,477	2.38%	1.00% to 1.40%	37.50% to 38.24%
2008	2,353	$8.41 to $8.68	$20,145	2.28%	1.00% to 1.40%	-41.10% to -40.93%
2007	2,754	$14.26 to $14.73	$40,002	1.09%	1.00% to 1.40%	5.01% to 5.50%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO Total Return Portfolio - Service Class						
2011	493	$15.44	$7,605	3.07%	1.00%	2.18%
2010	272	$15.11	$4,117	(d)	1.00%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer High Yield Portfolio - Initial Class						
2011	192	$13.70 to $13.77	$2,638	5.86%	1.25% to 1.40%	-2.07% to -1.92%
2010	224	$13.99 to $14.04	$3,133	6.13%	1.25% to 1.40%	17.37% to 17.49%
2009	252	$11.92 to $11.95	$3,002	7.76%	1.25% to 1.40%	64.64% to 65.06%
2008	287	$7.24	$2,078	(b)	1.25% to 1.40%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2011	171	$13.69 to $13.83	$2,348	0.34%	1.25% to 1.40%	-5.00% to -4.88%
2010	203	$14.41 to $14.54	$2,925	0.25%	1.25% to 1.40%	26.63% to 26.88%
2009	229	$11.38 to $11.46	$2,607	0.44%	1.25% to 1.40%	44.42% to 44.70%
2008	248	$7.88 to $7.92	$1,956	0.44%	1.25% to 1.40%	-43.95% to -43.91%
2007	314	$14.06 to $14.12	$4,416	0.20%	1.25% to 1.40%	11.85% to 11.97%
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2011	421	$12.08 to $22.20	$7,151	-	1.00% to 1.40%	-2.42% to -2.03%
2010	423	$12.33 to $22.75	$8,013	0.04%	1.00% to 1.40%	15.19% to 15.67%
2009	423	$10.66 to $19.75	$7,302	0.17%	1.00% to 1.40%	40.97% to 41.57%
2008	422	$7.53 to $14.01	$5,496	1.34%	1.00% to 1.40%	-43.03% to -42.78%
2007	497	$13.16 to $24.59	$11,371	0.49%	1.00% to 1.40%	8.37% to 8.76%
ING Templeton Foreign Equity Portfolio - Initial Class						
2011	86	$7.58 to $7.62	$653	1.86%	1.25% to 1.40%	-13.17% to -13.03%
2010	110	$8.73 to $8.77	$958	2.35%	1.25% to 1.40%	7.38% to 7.49%
2009	113	$8.13 to $8.16	$915	-	1.25% to 1.40%	30.29% to 30.56%
2008	115	$6.24 to $6.25	$719	(b)	1.25% to 1.40%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Thornburg Value Portfolio - Initial Class												
2011	74	$11.67	to	$15.84	$890	0.85%	1.25%	to	1.40%	-14.32%	to	-14.19%
2010	87	$13.60	to	$18.46	$1,229	1.45%	1.25%	to	1.40%	9.81%	to	10.03%
2009	99	$12.36	to	$16.78	$1,262	1.11%	1.25%	to	1.40%	42.78%	to	42.93%
2008	101	$8.65	to	$11.74	$903	0.52%	1.25%	to	1.40%	-40.59%	to	-40.50%
2007	119	$14.54	to	$19.73	$1,796	0.55%	1.25%	to	1.40%	5.72%	to	5.90%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2011	203	$9.96	to	$11.09	$2,039	1.11%	1.25%	to	1.40%	-3.86%	to	-3.73%
2010	221	$10.36	to	$11.52	$2,303	0.84%	1.25%	to	1.40%	11.76%	to	11.95%
2009	264	$9.27	to	$10.29	$2,476	1.40%	1.25%	to	1.40%	30.01%	to	30.09%
2008	313	$7.13	to	$7.91	$2,251	2.37%	1.25%	to	1.40%	-40.63%	to	-40.48%
2007	370	$12.01	to	$13.29	$4,497	0.74%	1.25%	to	1.40%	-0.25%	to	-0.08%
ING Strategic Allocation Conservative Portfolio - Class I												
2011	126	$13.75	to	$17.95	$2,255	2.96%	1.25%	to	1.40%	0.34%	to	0.51%
2010	79	$13.68	to	$17.89	$1,399	4.09%	1.25%	to	1.40%	9.55%	to	9.71%
2009	77	$12.47	to	$16.33	$1,244	7.91%	1.25%	to	1.40%	16.23%	to	16.45%
2008	80	$10.71	to	$14.05	$1,106	4.78%	1.25%	to	1.40%	-24.66%	to	-24.57%
2007	85	$14.20	to	$18.65	$1,574	3.34%	1.25%	to	1.40%	4.31%	to	4.49%
ING Strategic Allocation Growth Portfolio - Class I												
2011	77	$11.44	to	$17.18	$1,297	3.58%	1.25%	to	1.40%	-4.29%	to	-4.11%
2010	159	$11.93	to	$17.95	$2,832	3.52%	1.25%	to	1.40%	11.49%	to	11.60%
2009	160	$10.69	to	$16.10	$2,563	6.36%	1.25%	to	1.40%	23.47%	to	23.73%
2008	87	$8.64	to	$13.04	$1,118	2.43%	1.25%	to	1.40%	-36.94%	to	-36.89%
2007	105	$13.69	to	$20.68	$2,097	1.55%	1.25%	to	1.40%	3.56%	to	3.71%
ING Strategic Allocation Moderate Portfolio - Class I												
2011	115	$12.39	to	$17.36	$1,895	3.24%	1.25%	to	1.40%	-1.92%	to	-1.82%
2010	117	$12.62	to	$17.70	$1,994	4.01%	1.25%	to	1.40%	10.42%	to	10.70%
2009	122	$11.40	to	$16.03	$1,901	8.69%	1.25%	to	1.40%	20.16%	to	20.34%
2008	112	$9.48	to	$13.34	$1,459	2.78%	1.25%	to	1.40%	-31.45%	to	-31.35%
2007	124	$13.81	to	$19.46	$2,355	2.21%	1.25%	to	1.40%	3.95%	to	4.18%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2011	198	$8.64	to	$16.48	$2,887	1.11%	1.00%	to	1.40%	-1.67%	to	-1.26%
2010	261	$8.75	to	$16.76	$3,946	1.18%	1.00%	to	1.40%	12.56%	to	13.05%
2009	214	$7.74	to	$14.89	$2,818	1.42%	1.00%	to	1.40%	28.36%	to	29.00%
2008	233	$6.00	to	$11.60	$2,410	1.32%	1.00%	to	1.40%	-38.49%	to	-38.27%
2007	306	$9.72	to	$18.86	$5,158	1.26%	1.00%	to	1.40%	5.90%	to	6.35%
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2011	817	$4.51	to	$4.73	$3,856	-	1.00%	to	1.40%	-11.74%	to	-11.42%
2010	757	$5.11	to	$5.34	$4,031	-	1.00%	to	1.40%	16.89%	to	17.36%
2009	740	$4.37	to	$4.55	$3,357	-	1.00%	to	1.40%	50.69%	to	51.16%
2008	612	$2.90	to	$3.01	$1,837	-	1.00%	to	1.40%	-40.70%	to	-40.40%
2007	649	$4.89	to	$5.05	$3,259	-	1.00%	to	1.40%	17.27%	to	17.99%
ING Index Plus LargeCap Portfolio - Class I												
2011	60	$9.15	to	$18.52	$1,024	1.89%	1.00%	to	1.40%	-1.49%	to	-1.08%
2010	69	$9.25	to	$18.80	$1,197	1.88%	1.00%	to	1.40%	12.37%	to	12.80%
2009	81	$8.20	to	$16.73	$1,246	3.01%	1.00%	to	1.40%	21.50%	to	22.02%
2008	90	$6.72	to	$13.77	$1,143	2.08%	1.00%	to	1.40%	-38.08%	to	-37.99%
2007	140	$15.11	to	$22.24	$2,790	1.41%	1.25%	to	1.40%	3.54%	to	3.71%
ING Index Plus MidCap Portfolio - Class I												
2011	1,035		$19.59		$20,267	0.81%		1.00%			-2.15%	
2010	903		$20.02		$18,072	1.00%		1.00%			20.75%	
2009	818		$16.58		$13,570	1.56%		1.00%			30.35%	
2008	697		$12.72		$8,864	1.41%		1.00%			-38.16%	
2007	644		$20.57		$13,245	0.74%		1.00%			4.42%	
ING Index Plus SmallCap Portfolio - Class I												
2011	-		$18.12		$9	-		1.00%			-1.74%	
2010	-		$18.44		$8	-		1.00%			21.64%	
2009	-		$15.16		$5	-		1.00%			23.55%	
2008	-		$12.27		$4	-		1.00%			-34.21%	
2007	-		$18.65		$9	-		1.00%			-7.17%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class I												
2011	104	$12.39	to	$12.91	$1,342	2.73%	1.25%	to	1.40%	-13.40%	to	-13.24%
2010	116	$14.28	to	$14.89	$1,730	3.34%	1.25%	to	1.40%	6.38%	to	6.51%
2009	146	$13.41	to	$13.98	$2,037	(c)	1.25%	to	1.40%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2011	245	$13.41	to	$13.46	$3,292	1.29%	1.25%	to	1.40%	2.76%	to	2.91%
2010	281	$13.05	to	$13.08	$3,667	0.63%	1.25%	to	1.40%	11.16%	to	11.41%
2009	342		$11.74		$4,012	(c)	1.25%	to	1.40%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Index Portfolio - Class I												
2011	106	$14.42	to	$14.48	$1,532	1.75%	1.25%	to	1.40%	1.12%	to	1.26%
2010	133	$14.26	to	$14.30	$1,893	3.26%	1.25%	to	1.40%	10.63%	to	10.85%
2009	149	$12.89	to	$12.90	$1,915	(c)	1.25%	to	1.40%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2011	41	$13.59	to	$13.65	$563	1.53%	1.25%	to	1.40%	-0.88%	to	-0.66%
2010	45	$13.71	to	$13.74	$615	1.40%	1.25%	to	1.40%	9.59%	to	9.74%
2009	53	$12.51	to	$12.52	$667	(c)	1.25%	to	1.40%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Small Company Portfolio - Class I												
2011	1,199	$19.46	to	$29.78	$23,899	0.39%	1.00%	to	1.40%	-3.86%	to	-3.47%
2010	1,161	$20.16	to	$30.93	$24,099	0.52%	1.00%	to	1.40%	22.67%	to	23.15%
2009	1,103	$16.37	to	$25.18	$18,689	0.59%	1.00%	to	1.40%	25.73%	to	26.31%
2008	996	$12.96	to	$19.99	$13,521	1.05%	1.00%	to	1.40%	-31.99%	to	-31.75%
2007	993	$18.99	to	$29.36	$19,997	0.18%	1.00%	to	1.40%	4.37%	to	4.86%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MidCap Opportunities Portfolio - Class S						
2011	1	$8.89	$8	(e)	1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING SmallCap Opportunities Portfolio - Class I						
2011	-	$10.81	$5	-	1.00%	-0.18%
2010	5	$10.83	$51	-	1.00%	31.11%
2009	5	$8.26	$37	-	1.00%	29.67%
2008	-	$6.37	-	-	1.00%	-35.13%
2007	1	$9.82	$7	-	1.00%	8.99%
ING SmallCap Opportunities Portfolio - Class S						
2011	4	$9.19 to $9.20	$33	(e)	1.25% to 1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
Invesco V.I. Core Equity Fund - Series I Shares						
2011	667	$9.88	$6,592	1.00%	1.00%	-1.10%
2010	684	$9.99	$6,837	0.97%	1.00%	8.47%
2009	709	$9.21	$6,531	1.90%	1.00%	27.03%
2008	624	$7.25	$4,521	2.23%	1.00%	-30.82%
2007	673	$10.48	$7,056	1.19%	1.00%	6.94%
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC						
2011	-	$11.10	-	-	1.00%	-7.04%
2010	-	$11.94	-	-	1.00%	16.26%
2009	-	$10.27	-	(c)	1.00%	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)
2007	683	$13.86	$9,464	1.38%	1.00%	2.44%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Neuberger Berman Socially Responsive Fund® - Trust Class						
2011	93	$10.35	$959	0.90%	1.00%	-3.99%
2010	35	$10.78	$379	(d)	1.00%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Main Street Fund®/VA						
2011	4	$9.68	$42	-	1.25%	-1.33%
2010	5	$9.81	$44	-	1.25%	14.74%
2009	5	$8.55	$40	2.74%	1.25%	26.67%
2008	5	$6.75	$33	2.22%	1.25%	-39.24%
2007	5	$11.11	$57	1.74%	1.25%	3.06%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA						
2011	-	$12.93	$2	-	1.00%	-3.22%
2010	-	$13.36	$2	-	1.00%	22.23%
2009	-	$10.93	$1	-	1.00%	35.78%
2008	-	$8.05	$1	-	1.00%	-38.46%
2007	-	$13.08	$2	-	1.00%	-
PIMCO Real Return Portfolio - Administrative Class						
2011	-	$15.22	$1	-	1.00%	10.53%
2010	-	$13.77	-	-	1.00%	7.08%
2009	-	$12.86	-	-	1.00%	17.23%
2008	-	$10.97	-	-	1.00%	-8.05%
2007	-	$11.93	-	-	1.00%	9.45%
Pioneer Equity Income VCT Portfolio - Class I						
2011	1	$13.76	$14	-	1.00%	4.96%
2010	1	$13.11	$13	-	1.00%	18.32%
2009	1	$11.08	$12	-	1.00%	13.06%
2008	1	$9.80	$11	-	1.00%	-30.99%
2007	1	$14.20	$15	-	1.00%	-0.21%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Mid Cap Value VCT Portfolio - Class I						
2011	-	$16.05	-	-	1.00%	-6.58%
2010	-	$17.18	-	-	1.00%	17.03%
2009	-	$14.68	-	-	1.00%	24.30%
2008	-	$11.81	-	-	1.00%	-34.21%
2007	-	$17.95	-	-	1.00%	4.48%
Wanger Select						
2011	-	$13.59	-	(e)	1.00%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)

(a) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 27, 2012

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets

(In millions, except share data)

	As of December 31,	
	2011	2010
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,577.9 at 2011 and $15,104.5 at 2010)	$ 18,075.4	$ 16,012.6
Fixed maturities, at fair value using the fair value option	511.9	453.4
Equity securities, available-for-sale, at fair value		
(cost of $131.8 at 2011 and $179.6 at 2010)	144.9	200.6
Short-term investments	216.8	222.4
Mortgage loans on real estate	2,373.5	1,842.8
Loan - Dutch State obligation	417.0	539.4
Policy loans	245.9	253.0
Limited partnerships/corporations	510.6	463.5
Derivatives	505.8	234.2
Securities pledged (amortized cost of $572.5 at 2011 and $936.5 at 2010)	593.7	962.2
Total investments	23,595.5	21,184.1
Cash and cash equivalents	217.1	231.0
Short-term investments under securities loan agreement,		
including collateral delivered	524.8	675.4
Accrued investment income	260.2	240.5
Receivable for securities sold	16.7	5.6
Reinsurance recoverable	2,276.3	2,355.9
Deferred policy acquisition costs, Value of business acquired,		
and Sales inducements to contract holders	1,426.1	1,760.6
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	648.0	304.1
Due from affiliates	52.9	102.4
Property and equipment	84.7	87.4
Other assets	56.4	52.9
Assets held in separate accounts	45,295.2	46,489.1
Total assets	$ 74,628.9	$ 73,664.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,		
		2011		**2010**
Liabilities and Shareholder's Equity				
Future policy benefits and claims reserves	$	23,062.3	$	21,491.6
Payable for securities purchased		3.3		33.3
Payables under securities loan agreement, including collateral held		634.8		680.1
Short-term debt		-		214.5
Long-term debt		4.9		4.9
Due to affiliates		126.0		121.2
Current income tax payable to Parent		1.3		49.3
Deferred income taxes		522.9		466.9
Other liabilities		690.5		654.8
Liabilities related to separate accounts		45,295.2		46,489.1
Total liabilities		70,341.2		70,205.7
Shareholder's equity:				
Common stock (100,000 shares authorized, 55,000				
issued and outstanding; $50 per share value)		2.8		2.8
Additional paid-in capital		4,533.0		4,326.0
Accumulated other comprehensive income (loss)		590.3		304.5
Retained earnings (deficit)		(838.4)		(1,175.0)
Total shareholder's equity		4,287.7		3,458.3
Total liabilities and shareholder's equity	$	74,628.9	$	73,664.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | Years Ended December 31, | | |
	2011	2010	2009
Revenues:			
Net investment income	$ 1,420.9	$ 1,342.3	$ 1,242.1
Fee income	615.1	589.7	533.8
Premiums	33.9	67.3	35.0
Broker-dealer commission revenue	218.3	220.0	275.3
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(116.8)	(199.2)	(433.5)
Portion of other-than-temporary impairment			
losses recognized in Other comprehensive income (loss)	9.5	52.1	39.0
Net other-than-temporary impairments			
recognized in earnings	(107.3)	(147.1)	(394.5)
Other net realized capital gains	107.6	119.0	149.0
Total net realized capital gains (losses)	0.3	(28.1)	(245.5)
Other income	20.5	34.8	30.0
Total revenue	2,309.0	2,226.0	1,870.7
Benefits and expenses:			
Interest credited and other benefits			
to contract owners	986.8	768.0	511.2
Operating expenses	605.5	710.6	597.6
Broker-dealer commission expense	218.3	220.0	275.3
Net amortization of deferred policy acquisition			
costs and value of business acquired	155.4	(53.2)	79.6
Interest expense	2.6	2.9	3.5
Total benefits and expenses	1,968.6	1,648.3	1,467.2
Income before income taxes	340.4	577.7	403.5
Income tax expense	3.8	140.8	49.6
Net income	$ 336.6	$ 436.9	$ 353.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Comprehensive Income

(In millions)

		For Years Ended December 31,				
		2011		2010		2009
Net income	$	336.6	$	436.9	$	353.9
Other comprehensive income, before tax:						
Change in unrealized gains on securities		385.3		387.5		879.0
Change in other-than-temporary impairment losses		21.3		(12.7)		(46.7)
Pension and other post-employment benefit liability		(3.4)		(7.4)		13.5
Other comprehensive income, before tax		403.2		367.4		845.8
Income tax expense related to items						
of other comprehensive income		(117.4)		(47.9)		(227.0)
Other comprehensive income, after tax		285.8		319.5		618.8
Comprehensive income	$	622.4	$	756.4	$	972.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2009	$ 2.8	$ 4,161.3	$ (482.1)	$ (2,117.5)	$ 1,564.5
Cumulative effect of change in accounting principle,					
net of deferred policy acquisition costs and tax	-	-	(151.7)	151.7	-
Comprehensive income:					
Net income	-	-	-	353.9	353.9
Other comprehensive income, after tax	-	-	618.8	-	618.8
Total comprehensive income					972.7
Contribution of capital	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	2.8	4,528.2	(15.0)	(1,611.9)	2,904.1
Comprehensive income:					
Net income	-	-	-	436.9	436.9
Other comprehensive income, after tax	-	-	319.5	-	319.5
Total comprehensive income					756.4
Dividends paid	-	(203.0)	-	-	(203.0)
Employee share-based payments	-	0.8	-	-	0.8
Balance at December 31, 2010	2.8	4,326.0	304.5	(1,175.0)	3,458.3
Comprehensive income:					
Net income	-	-	-	336.6	336.6
Other comprehensive income, after tax	-	-	285.8	-	285.8
Total comprehensive income					622.4
Capital contribution	-	201.0	-	-	201.0
Employee share-based payments	-	6.0	-	-	6.0
Balance at December 31, 2011	$ 2.8	$ 4,533.0	$ 590.3	$ (838.4)	$ 4,287.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows from Operating Activities:			
Net income	$ 336.6	$ 436.9	$ 353.9
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(164.3)	(167.1)	(152.8)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	159.1	(48.9)	83.3
Net accretion/decretion of discount/premium	37.0	44.3	45.4
Future policy benefits, claims reserves, and			
interest credited	855.1	599.5	386.9
Provision for deferred income taxes	(56.5)	65.3	36.7
Net realized capital losses (gains)	(0.3)	28.1	245.5
Depreciation	3.5	3.4	10.4
Change in:			
Accrued investment income	(19.7)	(23.3)	(11.4)
Reinsurance recoverable	79.6	74.0	79.3
Other receivable and assets accruals	(3.5)	(86.0)	130.9
Due to/from affiliates	54.3	17.2	7.9
Other payables and accruals	(91.9)	85.5	46.0
Other, net	(75.9)	(42.0)	(112.7)
Net cash provided by operating activities	1,113.1	986.9	1,149.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	6,468.5	6,340.3	5,864.2
Equity securities, available-for-sale	63.1	12.9	99.4
Mortgage loans on real estate	332.8	179.2	308.7
Limited partnerships/corporations	93.0	87.2	116.2
Acquisition of:			
Fixed maturities	(7,662.0)	(7,383.5)	(6,215.4)
Equity securities, available-for-sale	(5.7)	(16.7)	(25.2)
Mortgage loans on real estate	(863.1)	(147.2)	(87.2)
Limited partnerships/corporations	(68.5)	(85.5)	(49.3)
Derivatives, net	(78.6)	(147.3)	(170.8)
Policy loans, net	7.1	1.7	13.1
Short-term investments, net	5.3	313.1	(492.7)
Loan-Dutch State obligation	122.4	134.7	124.8
Collateral held, net	105.3	4.7	(4.4)
Sales (purchases) of fixed assets, net	(0.8)	-	13.5
Net cash used in investing activities	(1,481.2)	(706.4)	(505.1)

The accompanying notes are an integral part of these consolidated financial statements.

C-8

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

	Years Ended December 31,		
	2011	**2010**	**2009**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 3,115.4	$ 2,022.2	$ 2,069.6
Maturities and withdrawals from investment contracts	(2,403.6)	(2,309.7)	(2,123.6)
Short-term loans to affiliates	(343.9)	(16.9)	(300.2)
Short-term repayments of repurchase agreements, net	(214.7)	214.6	(615.2)
Dividends to parent	-	(203.0)	-
Contribution of capital from parent	201.0	-	365.0
Net cash provided by (used in) financing activities	354.2	(292.8)	(604.4)
Net increase (decrease) in cash and cash equivalents	(13.9)	(12.3)	39.8
Cash and cash equivalents, beginning of period	231.0	243.3	203.5
Cash and cash equivalents, end of period	$ 217.1	$ 231.0	$ 243.3
Supplemental cash flow information:			
Income taxes paid, net	$ 108.4	$ 0.6	$ 13.7
Interest paid	$ 0.3	$ -	$ 4.8
Non-cash transfer Loan-Dutch State obligation	$ -	$ -	$ 798.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Business, Basis of Presentation and Significant Accounting Policies**

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that, in connection with the restructuring plan, it will prepare for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL").

Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated. Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes, and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company's own credit risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Consolidated Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: All of the Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI"), and presented net of related changes in DAC, VOBA, and deferred income taxes.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income on the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, and cash, and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

All mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is monitored on a loan-specific basis. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

As of December 31, 2011 and 2010, all mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified, losses.

Loan - Dutch State Obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Policy Loans: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, primarily private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, where the contractual right exists to receive such financial information on a timely basis. The Company's equity in earnings from limited partnership interests are accounted for under the equity method is recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. Generally, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $515.8 and $651.7, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. Collateral received is included in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $524.8 and $675.5, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of OTTI losses (see the "Adoption of New Pronouncements" section below). When assessing the Company's intent to sell a security or if it is more likely than not the Company will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

Prior to April 1, 2009, the Company recognized in earnings an OTTI for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. The entire difference between the fixed maturity's amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

▪ The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) on the Consolidated Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company's policy not to offset

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge Relationship*: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge Relationship*: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

The Company also has investments in certain fixed maturities, and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included in Derivatives as assets or liabilities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

actual historical gross profits are reflected and estimated gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, and a 14% cap. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Future Policy Benefits and Contract Owner Accounts

Reserves
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations under its variable annuity and fixed annuity products. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold, including a margin for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 4.5% to 6.0%.

Although assumptions are "locked-in" upon the issuance of immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviations. Reserves are recorded in Future policy benefits on the Consolidated Balance Sheets.

Contract Owner Accounts
Contract owner account balances relate to investment-type contracts.

Account balances for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged from 0.0% to 7.0% for the years 2011, 2010, and 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guarantees

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and, thus, are subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value with changes in estimated fair value reported in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins are included, as well as an explicit recognition of all nonperformance risks. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING Insurance and the Company based on the credit default swaps with similar term to maturity and priority of payment. The ING Insurance credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

See the Additional Insurance Benefits and Minimum Guarantees note to these Consolidated Financial Statements for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract holder; and
- All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Consolidated Balance Sheets.

The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions, the related repurchase obligation, including accrued interest, and the collateral posted by the counterparty in connection with the change in the value of pledged securities that will be released upon settlement, were as follows.

	2011	2010
Securities pledged	$ -	$ 216.7
Repurchase obligation	-	214.5
Collateral	-	-

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

For most annuity contracts, charges assessed against contract owner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts. Premiums, benefits, and expenses are presented net of reinsurance ceded to other companies.

Income Taxes

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification topic 740, Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The length of time carryforwards can be utilized; and
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Management uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.2 billion and $2.3 billion at December 31, 2011 and 2010, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

<u>A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring</u>
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification^{TM} ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Also, ASU 2011-02 requires disclosure of the information required in ASU 2010-20 about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the year ended December 31, 2011, as there were no troubled debt restructurings during that period.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments note to these Consolidated Financial Statements, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Financial Instruments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined not to be the primary beneficiary, but in which the reporting entity has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recognition and Presentation of Other-than-temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, "Investments-Debt and Equity Securities", which requires:

- Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total OTTIs to be presented in the Consolidated Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of DAC and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to AOCI, with no overall change to shareholder's equity. See the Investments note to these Consolidated Financial Statements for further information on the Company's OTTIs, including additional required disclosures.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging", which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the "Derivative Financial Instruments" section above and the Fair Value Measurements note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting for Transfers of Financial Assets
In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous U.S. GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

Business Combinations and Non-controlling Interests

Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

Accounting and Reporting for Decreases in Ownership of a Subsidiary
In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the years ended December 31, 2011, 2010, and 2009, as there were no decreases in ownership of a subsidiary during those periods.

Fair Value

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. The disclosures required by ASU 2010-06 are included in the Financial Instruments note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Measuring the Fair Value of Certain Alternative Investments
In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Consolidated Financial Statements.

Interim Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments", which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009, and are presented in the Fair Value Measurements note to these Consolidated Financial Statements. The adoption had no effect on the Company's financial condition, results of operations, or cash flows, as the pronouncement only pertains to additional disclosure.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Consolidated

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the AOCI note to these Consolidated Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events
In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets & Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company will adopt the guidance retrospectively. The Company currently estimates the adoption will result in a cumulative effect adjustment, reducing Retained earnings by approximately $440.0 and increasing Other comprehensive income by approximately $130.0 as of January 1, 2012, after considering the effects of income taxes. These impacts are subject to change as the Company is still in the process of finalizing the impact of adoption of the provisions of ASU 2010-26.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2011.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,096.6	$ 135.0	$ -	$ 1,231.6	$ -
U.S. government agencies and					
authorities	379.7	31.0	-	410.7	-
State, municipalities, and political subdivisions	95.1	10.9	-	106.0	-
U.S. corporate securities:					
Public utilities	1,915.1	198.0	5.8	2,107.3	-
Other corporate securities	6,251.8	572.8	25.3	6,799.3	-
Total U.S. corporate securities	8,166.9	770.8	31.1	8,906.6	-
Foreign securities[1]:					
Government	308.5	39.8	3.1	345.2	-
Other	4,352.5	328.8	38.4	4,642.9	-
Total foreign securities	4,661.0	368.6	41.5	4,988.1	-
Residential mortgage-backed securities	1,955.4	285.4	52.9	2,187.9	29.5
Commercial mortgage-backed securities	866.1	51.0	5.8	911.3	4.4
Other asset-backed securities	441.5	19.4	22.1	438.8	4.2
Total fixed maturities, including					
securities pledged	17,662.3	1,672.1	153.4	19,181.0	38.1
Less: securities pledged	572.5	22.4	1.2	593.7	-
Total fixed maturities	17,089.8	1,649.7	152.2	18,587.3	38.1
Equity securities	131.8	13.1	-	144.9	-
Total investments	$ 17,221.6	$ 1,662.8	$ 152.2	$ 18,732.2	$ 38.1

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 717.0	$ 4.7	$ 7.3	$ 714.4	$ -
U.S. government agencies and					
authorities	536.7	45.9	-	582.6	-
State, municipalities, and political subdivisions	145.9	5.0	10.2	140.7	-
U.S. corporate securities:					
Public utilities	1,442.0	73.5	13.3	1,502.2	-
Other corporate securities	5,380.1	392.0	31.1	5,741.0	0.3
Total U.S. corporate securities	6,822.1	465.5	44.4	7,243.2	0.3
Foreign securities[1]:					
Government	446.3	39.6	5.0	480.9	-
Other	4,089.5	240.5	37.4	4,292.6	0.1
Total foreign securities	4,535.8	280.1	42.4	4,773.5	0.1
Residential mortgage-backed securities	2,116.0	296.9	57.5	2,355.4	28.8
Commercial mortgage-backed securities	1,005.6	54.2	30.2	1,029.6	14.5
Other asset-backed securities	615.3	16.2	42.7	588.8	15.7
Total fixed maturities, including					
securities pledged	16,494.4	1,168.5	234.7	17,428.2	59.4
Less: securities pledged	936.5	35.0	9.3	962.2	-
Total fixed maturities	15,557.9	1,133.5	225.4	16,466.0	59.4
Equity securities	179.6	21.0	-	200.6	-
Total investments	$ 15,737.5	$ 1,154.5	$ 225.4	$ 16,666.6	$ 59.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 271.1	$ 288.4
After one year through five years	4,147.2	4,375.9
After five years through ten years	5,199.4	5,587.3
After ten years	4,781.6	5,391.4
Mortgage-backed securities	2,821.5	3,099.2
Other asset-backed securities	441.5	438.8
Fixed maturities, including securities pledged	$ 17,662.3	$ 19,181.0

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the State of the Netherlands (the "Dutch State") loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2011 and 2010.

At December 31, 2011 and 2010, fixed maturities with fair values of $13.6 and $13.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 42.5% and 36.5%, respectively, of the Company's CMO holdings were invested in those types of CMOs, such as interest-only or principal only strips, which are subject to more prepayment and extension risk than traditional CMOs.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value reported in Other net realized gains (losses) in the Consolidated Statements of Operations.

Transfer of Alt-A RMBS Participation Interest and Related Loan to Dutch State

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING's Alt-A RMBS. Refer to the Related Party

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Transactions note to these Consolidated Financial Statements for further details of these agreements.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $0.9 and $0.6 at December 31, 2011 and 2010, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Some RMBS investments are in various senior level tranches of mortgage securitizations issued and guaranteed by Fannie Mae, Freddie Mac, or a similar government-sponsored entity, typically referred to as "agency pass-through" investments. These securitizations pool residential mortgages and pass through the principal and interest to investors based on the terms of each tranche or portion of the total pool. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities in which it holds investments. These investments are accounted for as investments as described in

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. The NAIC designations are generally similar to the credit quality designations of a Nationally Recognized Statistical Rating Organization ("NRSRO") for marketable fixed maturity securities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality, and "2," high quality, include fixed maturity securities generally considered investment grade ("IG") by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade ("BIG") by such rating organizations.

The NAIC adopted revised designation methodologies for non−agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC's objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company's fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are derived from three NRSRO ratings and are applied as follows based on the number of agency rating received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the NRSRO rating is applied;
- and, when ratings are unavailable then an internal rating is applied.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for IG and BIG securities by duration, based on NAIC designations, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 38.4	25.0%	$ 7.1	4.6%	$ 72.0	30.6%	$ 12.6	5.4%
More than six months and twelve months or less below amortized cost	12.5	8.1%	4.1	2.7%	0.9	0.4%	1.1	0.5%
More than twelve months below amortized cost	61.4	40.1%	29.9	19.5%	106.5	45.4%	41.6	17.7%
Total unrealized capital loss	$ 112.3	73.2%	$ 41.1	26.8%	$ 179.4	76.4%	$ 55.3	23.6%

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for securities rated BBB and above (Investment Grade ("IG")) and securities rated BB and below (Below Investment Grade ("BIG")) by duration, based on NRSRO ratings, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 38.3	25.0%	$ 7.2	4.7%	$ 72.0	30.6%	$ 12.6	5.4%
More than six months and twelve months or less below amortized cost	6.8	4.4%	9.8	6.4%	1.6	0.7%	0.4	0.2%
More than twelve months below amortized cost	42.1	27.4%	49.2	32.1%	70.9	30.2%	77.2	32.9%
Total unrealized capital loss	$ 87.2	56.8%	$ 66.2	43.2%	$ 144.5	61.5%	$ 90.2	38.5%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2011 and 2010.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2011								
U.S. Treasuries	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
U.S. corporate, state, and municipalities	595.1	22.8	46.5	3.0	52.9	5.3	694.5	31.1
Foreign	435.3	19.1	49.9	4.6	169.5	17.8	654.7	41.5
Residential mortgage-backed	49.4	1.6	97.0	5.2	175.4	46.1	321.8	52.9
Commercial mortgage-backed	28.3	1.8	69.0	2.5	8.9	1.5	106.2	5.8
Other asset-backed	32.6	0.2	4.9	1.3	44.1	20.6	81.6	22.1
Total	$ 1,140.7	$ 45.5	$ 267.3	$ 16.6	$ 450.8	$ 91.3	$ 1,858.8	$ 153.4
2010								
U.S. Treasuries	$ 475.6	$ 7.3	$ -	$ -	$ -	$ -	$ 475.6	$ 7.3
U.S. corporate, state, and municipalities	1,043.1	38.6	21.8	1.1	142.9	14.9	1,207.8	54.6
Foreign	866.3	30.1	14.9	0.9	101.7	11.4	982.9	42.4
Residential mortgage-backed	400.5	6.8	0.2	-	240.7	50.7	641.4	57.5
Commercial mortgage-backed	5.1	-	-	-	184.0	30.2	189.1	30.2
Other asset-backed	121.4	1.8	0.1	-	132.1	40.9	253.6	42.7
Total	$ 2,912.0	$ 84.6	$ 37.0	$ 2.0	$ 801.4	$ 148.1	$ 3,750.4	$ 234.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 83.2% of the average book value as of December 31, 2011.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
Six months or less						
below amortized cost	$ 1,197.2	$ 60.1	$ 46.9	$ 16.9	256	31
More than six months and						
twelve months or less						
below amortized cost	270.3	25.1	13.9	9.1	52	9
More than twelve months						
below amortized cost	355.6	103.9	26.7	39.9	129	37
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77
2010						
Six months or less						
below amortized cost	$ 3,190.2	$ 68.6	$ 98.5	$ 22.3	491	19
More than six months and						
twelve months or less						
below amortized cost	129.3	19.6	8.2	4.6	52	3
More than twelve months						
below amortized cost	353.5	223.9	23.2	77.9	87	69
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
U.S. Treasuries	$ -	$ -	$ -	$ -	-	-
U.S. corporate, state and						
municipalities	717.7	7.9	28.8	2.3	119	3
Foreign	670.5	25.7	31.9	9.6	122	7
Residential mortgage-backed	276.5	98.2	19.0	33.9	119	47
Commercial mortgage-backed	110.1	1.9	5.4	0.4	16	1
Other asset-backed	48.3	55.4	2.4	19.7	61	19
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77
2010						
U.S. Treasuries	$ 482.9	$ -	$ 7.3	$ -	3	-
U.S. corporate, state and						
municipalities	1,218.7	43.7	40.2	14.4	188	5
Foreign	1,013.7	11.6	39.6	2.8	137	4
Residential mortgage-backed	599.6	99.3	25.7	31.8	160	47
Commercial mortgage-backed	155.1	64.2	9.5	20.7	19	5
Other asset-backed	203.0	93.3	7.6	35.1	123	30
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91

At December 31, 2011, the Company held no fixed maturity with an unrealized capital loss in excess of $10.0. At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $10.0, or 4.3% of the total unrealized capital losses, as of December 31, 2010.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in OTTI, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in AOCI, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ 1.7	1	$ 156.0	15
Public utilities	-	-	1.3	5	-	-
Other U.S. corporate	20.4	17	5.3	19	47.8	57
Foreign[1]	27.8	50	42.4	20	50.6	42
Residential mortgage-backed	8.2	38	14.8	53	31.6	69
Commercial mortgage-backed	28.2	8	20.5	8	17.7	11
Other asset-backed	22.7	53	58.5	42	43.4	32
Limited partnerships	-	-	1.6	4	17.6	17
Equity securities	-	-	- *	1	19.5	9
Mortgage loans on real estate	-	-	1.0	1	10.3	4
Total	$ 107.3	166	$ 147.1	154	$ 394.5	256

* Less than $0.1.
[1] Primarily U.S. dollar denominated.

The above tables include $17.6, $48.4, and $112.2 for the years ended December 31, 2011, 2010, and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $89.7, $98.7, and $282.3, in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ 1.7	1	$ 156.0	15
Public utilities	-	-	1.4	5	-	-
Other U.S. corporate	20.4	17	5.3	19	35.9	42
Foreign[1]	23.7	46	28.5	15	48.7	41
Residential mortgage-backed	1.6	7	8.6	18	2.4	1
Commercial mortgage-backed	22.9	8	16.2	6	17.7	11
Other asset-backed	21.1	50	37.0	26	21.6	10
Total	$ 89.7	128	$ 98.7	90	$ 282.3	120

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2011, 2010, and 2009 was $1.9 billion, $2.0 billion, and $3.0 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2011, 2010, and 2009, for which a portion of the OTTI was recognized in AOCI, and the corresponding changes in such amounts.

	2011	2010	2009
Balance at January 1	$ 50.7	$ 46.0	$ -
Implementation of OTTI guidance included in			
ASC Topic 320[1]	-	-	25.1
Additional credit impairments:			
On securities not previously impaired	0.9	12.0	13.6
On securities previously impaired	6.7	11.7	8.8
Reductions:			
Intent impairments	(8.7)	(5.9)	-
Securities sold, matured, prepaid or paid down	(30.2)	(13.1)	(1.5)
Balance at December 31	$ 19.4	$ 50.7	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,224.2	$ 1,182.4	$ 1,125.7
Equity securities, available-for-sale	13.6	15.3	15.4
Mortgage loans on real estate	118.1	104.0	113.4
Real estate	-	-	6.6
Policy loans	13.7	13.3	13.7
Short-term investments and cash equivalents	0.8	0.8	2.4
Limited partnerships/corporations	84.2	56.4	(7.2)
Other	11.3	11.6	11.9
Gross investment income	1,465.9	1,383.8	1,281.9
Less: investment expenses	45.0	41.5	39.8
Net investment income	$ 1,420.9	$ 1,342.3	$ 1,242.1

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities, available-for-sale, including securities pledged	$ 112.6	$ 38.7	$ (15.1)
Fixed maturities, at fair value using the fair value option	(60.6)	(39.2)	57.0
Equity securities, available-for-sale	7.4	4.1	(2.9)
Derivatives	(59.4)	(36.6)	(267.6)
Other investments	0.3	4.9	(16.9)
Net realized capital gains (losses)	$ 0.3	$ (28.1)	$ (245.5)
After-tax net realized capital gains (losses)	$ 0.2	$ 1.5	$ (67.4)

Proceeds from the sale of fixed maturities and equity securities and the related gross realized gains and losses were as follows for the periods ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Proceeds on sales	$ 5,596.3	$ 5,312.9	$ 4,674.6
Gross gains	249.0	213.6	228.5
Gross losses	33.6	27.8	87.4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3. Financial Instruments

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	2011			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,180.3	$ 51.3	$ -	$ 1,231.6
U.S. government agencies and authorities	-	410.7	-	410.7
U.S. corporate, state and municipalities	-	8,883.5	129.1	9,012.6
Foreign	-	4,937.0	51.1	4,988.1
Residential mortgage-backed securities	-	2,146.9	41.0	2,187.9
Commercial mortgage-backed securities	-	911.3	-	911.3
Other asset-backed securities	-	411.1	27.7	438.8
Equity securities, available-for-sale	125.9	-	19.0	144.9
Derivatives:				
Interest rate contracts	5.7	496.8	-	502.5
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	2.6	-	2.6
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	953.9	4.8	-	958.7
Assets held in separate accounts	40,556.8	4,722.3	16.1	45,295.2
Total	$ 42,822.6	$ 22,979.0	$ 284.0	$ 66,085.6
Liabilities:				
Product guarantees	$ -	$ -	$ 221.0	$ 221.0
Fixed Indexed Annuities	-	-	16.3	16.3
Derivatives:				
Interest rate contracts	-	306.4	-	306.4
Foreign exchange contracts	-	32.4	-	32.4
Credit contracts	-	8.6	12.6	21.2
Total	$ -	$ 347.4	$ 249.9	$ 597.3

[1] Level 3 net assets and liabilities accounted for 0.1% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 0.1%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 646.1	$ 68.3	$ -	$ 714.4
U.S. government agencies and authorities	-	582.6	-	582.6
U.S. corporate, state and municipalities	-	7,372.7	11.2	7,383.9
Foreign	-	4,762.1	11.4	4,773.5
Residential mortgage-backed securities	-	2,102.9	252.5	2,355.4
Commercial mortgage-backed securities	-	1,029.6	-	1,029.6
Other asset-backed securities	-	341.1	247.7	588.8
Equity securities, available-for-sale	172.9	-	27.7	200.6
Derivatives:				
Interest rate contracts	3.5	223.3	-	226.8
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	6.7	-	6.7
Cash and cash equivalents, short-term				
investments, and short-term investments				
under securities loan agreement	1,128.8	-	-	1,128.8
Assets held in separate accounts	42,337.4	4,129.4	22.3	46,489.1
Total	$ 44,288.7	$ 20,619.4	$ 572.8	$ 65,480.9
Liabilities:				
Product guarantees	$ -	$ -	$ 3.0	$ 3.0
Fixed Indexed Annuities	-	-	5.6	5.6
Derivatives:				
Interest rate contracts	0.1	227.0	-	227.1
Foreign exchange contracts	-	38.5	-	38.5
Credit contracts	-	1.1	13.6	14.7
Total	$ 0.1	$ 266.6	$ 22.2	$ 288.9

[1] Level 3 net assets and liabilities accounted for 0.8% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

Transfers in and out of Level 1 and 2

There were no transfers between Level 1 and Level 2 for the year ended December 31, 2011.

During 2010, certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $60.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments note. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company's use of commercial pricing services to value certain CMOs

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which commenced in the first quarter of 2010. Certain CMOs were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and are classified as Level 2 assets. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets and subprime RMBS. During the first quarter of 2011, the market for subprime RMBS had been determined to be active, and as such, these securities are now included in Level 2 of the valuation hierarchy.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $194.9 and $14.7 billion of a total of $19.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. For certain CMO assets, the average of several broker quotes may be used when multiple quotes are available. The internal valuation committee then reviews all prices for the instrument

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are primarily determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. In addition, certain privately placed bonds are valued using broker quotes and internal pricing models and are classified as Level 3 assets. The Company's internal pricing models utilize the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the models include, but are not limited to, current market inputs, such as credit loss assumptions, assumed prepayment speeds and business performance.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The fair values for cash equivalents and certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's 500 Index prices, and London Interbank Offered Rates, or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's own credit risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

participants, which have been classified as Level 3. All other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records product guarantees for annuity contracts containing guaranteed credited rates in accordance with ASC 815. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 liabilities. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by U.S. GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for Fixed maturities.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011.

	December 31, 2011										Change in
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	unrealized gains (losses) included in earnings[3]
		Net income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 11.2	$ (0.3)	$ 6.7	$ 19.0	$ -	$ -	$ (43.3)	$ 135.8	$ -	$ 129.1	$ (0.3)
Foreign	11.4	0.5	-	30.9	-	(19.7)	(1.5)	29.9	(0.4)	51.1	(0.8)
Residential mortgage-backed securities	252.5	(3.0)	1.7	57.1	-	(38.5)	(8.1)	5.3	(226.0)	41.0	(0.9)
Other asset-backed securities	247.7	(26.8)	15.8	-	-	(119.7)	(8.7)	-	(80.6)	27.7	(3.5)
Total fixed maturities, including securities pledged	522.8	(29.6)	24.2	107.0	-	(177.9)	(61.6)	171.0	(307.0)	248.9	(5.5)
Equity securities, available for sale	27.7	0.1	0.1	4.3	-	(4.2)	-	-	(9.0)	19.0	-
Derivatives, net	(13.6)	0.8	-	0.2	-	-	-	-	-	(12.6)	0.6
Product guarantees	(3.0)	(212.5)[1]	-	(5.5)	-	-	-	-	-	(221.0)	-
Fixed Indexed Annuities	(5.6)	(3.6)[1]	-	(7.1)	-	-	-	-	-	(16.3)	-
Separate Accounts	22.3	-	-	9.8	-	(3.4)	-	-	(12.6)	16.1	0.1

[1] This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
		Net income	OCI					
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ -	$ -	$ 11.2	$ -	$ 11.2	$ -
Foreign	-	0.1	0.6	2.7	8.0	-	11.4	-
Residential mortgage-backed securities	1,237.9	(23.6)	4.3	62.5	0.6	(1,029.2)	252.5	(26.3)
Other asset-backed securities	188.8	(59.4)	93.3	(20.2)	45.2	-	247.7	(59.3)
Total fixed maturities, including securities pledged	1,426.7	(82.9)	98.2	45.0	65.0	(1,029.2)	522.8	(85.6)
Equity securities, available for sale	39.8	(0.4)	0.6	13.8	-	(26.1)	27.7	-
Derivatives, net	(48.3)	0.3	-	34.4	-	-	(13.6)	1.8
Product guarantees	(6.0)	9.0 [1]	-	(6.0)	-	-	(3.0)	-
Fixed Indexed Annuities	-	0.3 [1]	-	(5.9)	-	-	(5.6)	-
Separate Accounts	56.3	5.8	-	(57.7)	17.9	-	22.3	1.0

[1] This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2011 in Fixed maturities, including securities pledged, are primarily due to the Company's determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 during the year ended December 31, 2010 in Fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations for certain CMO assets.

The remaining transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts during the years ended December 31, 2011 and 2010 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2011 and 2010.

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including				
securities pledged	$ 18,669.1	$ 18,669.1	$ 16,974.8	$ 16,974.8
Fixed maturities, at fair value using the fair				
value option	511.9	511.9	453.4	453.4
Equity securities, available-for-sale	144.9	144.9	200.6	200.6
Mortgage loans on real estate	2,373.5	2,423.1	1,842.8	1,894.8
Loan-Dutch State obligation	417.0	421.9	539.4	518.7
Policy loans	245.9	245.9	253.0	253.0
Limited partnerships/corporations	510.6	510.6	463.5	493.8
Cash, cash equivalents, short-term investments,				
and short-term investments under securities				
loan agreement	958.7	958.7	1,128.8	1,128.8
Derivatives	505.8	505.8	234.2	234.2
Notes receivable from affiliates	175.0	165.2	175.0	177.0
Assets held in separate accounts	45,295.2	45,295.2	46,489.1	46,489.1
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,222.4	1,369.1	1,313.2	1,311.5
Without a fixed maturity	18,410.3	21,739.8	16,902.6	16,971.6
Product guarantees	221.0	221.0	3.0	3.0
Fixed Indexed Annuities	16.3	16.3	5.6	5.6
Derivatives	360.0	360.0	280.3	280.3

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments which are not carried at fair value on the Consolidated Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are summarized as follows at December 31, 2011 and 2010.

	2011	2010
Total commercial mortgage loans	$ 2,374.8	$ 1,844.1
Collective valuation allowance	(1.3)	(1.3)
Total net commercial mortgage loans	$ 2,373.5	$ 1,842.8

As of December 31, 2011, all commercial mortgage loans are held-for-investment. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The collective valuation allowance is determined based on historical loss rates as adjusted by current economic information for all loans that are not determined to have an individually-assessed loss.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The changes in the collective valuation allowance were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Collective valuation allowance for losses, beginning of year	$ 1.3	$ 2.0
Addition to / (release of) allowance for losses	-	(0.7)
Collective valuation allowance for losses, end of year	$ 1.3	$ 1.3

The commercial mortgage loan portfolio is the recorded investment, prior to collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2011 and 2010.

	2011[1]	2010[1]
Loan-to-Value Ratio:		
0% - 50%	$ 552.4	$ 536.4
50% - 60%	771.5	564.6
60% - 70%	908.2	610.1
70% - 80%	125.2	113.9
80% - 90%	17.5	19.1
Total Commercial Mortgage Loans	$ 2,374.8	$ 1,844.1

[1] Balances do not include allowance for mortgage loan credit losses.

	2011[1]	2010[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,600.1	$ 1,270.0
1.25x - 1.5x	408.1	182.1
1.0x - 1.25x	286.7	191.8
Less than 1.0x	79.9	137.4
Mortgages secured by loans on land or construction loans	-	62.8
Total Commercial Mortgage Loans	$ 2,374.8	$ 1,844.1

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with substantially all of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2011. As of December 31, 2010 and 2009, there was a $1.0 and $10.3 impairment taken on the mortgage loan portfolio, respectively. As of December 31, 2011, all mortgage loans in the Company's portfolio were current with respect to principal and interest. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until past due payments are brought current.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Due to challenges that the economy presents to the commercial mortgage market, effective with the third quarter of 2009, the Company recorded an allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. At December 31, 2011 and 2010, the Company had a $1.3 allowance for mortgage loan credit losses.

All commercial mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Impaired loans without valuation allowances	$ 5.8	$ 9.5
Unpaid principal balance of impaired loans	$ 7.3	$ 12.0

The following is information regarding impaired loans, restructured loans, loans 90 days or more past due and loans in the process of foreclosure for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Impaired loans, average investment during the period	$ 7.7	$ 15.3	$ 10.5
Interest income recognized on impaired loans, on an accrual basis	0.6	0.9	0.6
Interest income recognized on impaired loans, on a cash basis	0.6	1.0	0.4
Loans in foreclosure, at amortized cost	-	-	5.8

For the years ended December 31, 2011 and 2010, there were no Restructured loans, Interest income recognized on restructured loans, Loans 90 days or more past due, interest no longer accruing, at amortized cost, Loans in foreclosure, at amortized cost, and Unpaid principal balance of loans 90 days or more past due, interest no longer accruing.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company has high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

During the twelve months ended December 31, 2011, the Company had no loans modified in a troubled debt restructuring with a subsequent payment default.

Derivative Financial Instruments

See the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010.

	2011			2010		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Derivatives: Qualifying for						
hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	1,000.0	$ 173.9	$ -	7.2	$ 0.6	$ -
Foreign exchange contracts	-	-	-	7.2	-	0.1
Derivatives: Non-Qualifying for						
hedge accounting[1]						
Interest rate contracts	17,697.7	328.6	306.4	16,737.7	226.2	227.1
Foreign exchange contracts	213.4	0.7	32.4	233.0	0.7	38.4
Equity contracts	-	-	-	3.7	-	-
Credit contracts	548.4	2.6	21.2	641.4	6.7	14.7
Managed custody						
guarantees[2]	N/A	-	221.0	N/A	-	3.0
Embedded derivatives:						
Within retail annuity						
products[2]	N/A	-	16.3	N/A	-	5.6
Total		$ 505.8	$ 597.3		$ 234.2	$ 288.9
N/A - Not applicable.						
[1] The fair values are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.						
[2] The fair values are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.						

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Derivatives:Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ -	$ -	$ -
Fair Value hedges:			
Interest rate contracts	-	-	-
Derivatives: Non-Qualifying for hedge accounting[1]			
Interest rate contracts	(53.4)	(53.4)	(178.8)
Foreign exchange contracts	(0.7)	7.4	(23.3)
Equity contracts	(0.5)	0.5	(49.0)
Credit contracts	(4.8)	8.9	(16.5)
Managed custody guarantees[2]	1.1	4.1	34.0
Embedded derivatives:			
Within retail annuity products[2]	(217.2)	5.2	185.4
Total	$ (275.5)	$ (27.3)	$ (48.2)

[1] Changes in value for effective fair value hedges are recorded in Net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 was included in Derivatives and Other liabilities,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

respectively, on the Consolidated Balance Sheets. At December 31, 2010, the fair value of credit default swaps of $6.7 and $14.7 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $518.3 and $625.6, respectively.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Beginning in the first quarter of 2011, the Company implemented a reversion to the mean technique of estimating its short-term equity market return assumptions. This change in estimate was applied prospectively in first quarter 2011. The reversion to the mean technique is a common industry practice in which DAC and VOBA unlocking for short-term equity returns only occurs if equity market performance falls outside established parameters.

Activity within DAC was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 896.9	$ 848.2	$ 1,021.3
Deferrals of commissions and expenses	152.3	142.2	108.2
Amortization:			
Amortization	(179.0)	(77.0)	(39.3)
Interest accrued at 4% to 7%	69.5	64.6	58.0
Net amortization included in			
Consolidated Statements of Operations	(109.5)	(12.4)	18.7
Change in unrealized capital gains/losses on			
available-for-sale securities	(177.5)	(81.1)	(300.0)
Balance at December 31	$ 762.2	$ 896.9	$ 848.2

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	**2010**	**2009**
Balance at January 1	$ 842.5	$ 1,045.1	$ 1,676.7
Deferrals of commissions and expenses	11.4	23.6	40.4
Amortization:			
Amortization	(123.9)	(8.7)	(170.5)
Interest accrued at 4% to 7%	78.0	74.3	72.2
Net amortization included in			
Consolidated Statements of Operations	(45.9)	65.6	(98.3)
Change in unrealized capital gains/losses on			
available-for-sale securities	(162.5)	(291.8)	(573.7)
Balance at December 31	$ 645.5	$ 842.5	$ 1,045.1

The estimated amount of VOBA amortization expense, net of interest, is $42.4, $56.4, $55.5, $56.0, and $55.1, for the years 2012, 2013, 2014, 2015, and 2016, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

5.   Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2011, ILIAC did not pay any dividends on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. During the year ended December 31, 2009, ILIAC did not pay any dividends on its common stock to its Parent. On December 22, 2011 and October 30, 2010, IFA paid a $65.0 and $60.0, respectively, dividend to ILIAC, its parent, which was eliminated in consolidation.

During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from is Parent. On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of EUR 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $365.0 was contributed to the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company. The contribution was comprised of the proceeds from the investment by the Dutch State and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $194.4, $66.0, and $271.6, for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion as of December 31, 2011 and 2010, respectively. As specifically prescribed by statutory accounting practices, statutory surplus as of December 31, 2010 included the impact of the $150.0 capital contribution received by ILIAC from its Parent on February 18, 2011.

Effective for December 31, 2009, the Company adopted Actuarial Guideline 43, Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"). The NAIC replaced the existing formula-based reserve standard methodology (AG34, Death Benefits and AG39, Living Benefits) with a stochastic principles-based methodology (AG43) for determining reserves for all individual variable annuity contracts with and without guaranteed benefits and all group annuity contracts with guarantees issued on or after January 1, 1981. Variable payout annuity contracts are also subject to AG43. There is no cumulative effect of adopting AG43. Reserves calculated using AG43 were higher than reserves calculated under AG34 and AG39 by $69.1 at December 31, 2010. Where the application of AG43 produces higher reserves than the Company had otherwise established under AG43 and AG39, the Company may request a grade-in period, not to exceed three years, from the domiciliary commissioner. The grading shall be done only on reserves on the contracts in-force as of the current year. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis at December 31, 2009 and one-third of the difference subtracted from the new basis at December 31, 2010 and the remaining third recorded in 2011. The Company did elect the grade-in provision. The reserves at December 31, 2011 reflect the full impact of adoption of AG43.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge was required to be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $86.7 and $68.9 as of December 31, 2011 and 2010, respectively. This adoption had no impact on total liabilities or net income.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $7.9 billion. The additional liability recognized related to minimum guarantees was $5.4. As of December 31, 2010, the account value for the separate account contracts with guaranteed minimum benefits was $6.1 billion. The additional liability recognized related to minimum guarantees was $4.4.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2011 and 2010, was $7.9 billion and $6.1 billion, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

7.   **Income Taxes**

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010, and 2009.

	2011		**2010**		**2009**
Current tax expense (benefit):					
Federal	$	60.3	$	73.2	$	27.5
State		-		-		(0.9)
Total current tax expense		60.3		73.2		26.6
Deferred tax expense (benefit):					
Federal		(56.5)		67.6		23.0
Total deferred tax expense (benefit)		(56.5)		67.6		23.0
Total income tax expense	$	3.8	$	140.8	$	49.6

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2011, 2010, and 2009.

	2011		**2010**		**2009**
Income before income taxes	$	340.4	$	577.7	$	403.5
Tax rate		35.0%		35.0%		35.0%
Income tax expense at federal statutory rate		119.1		202.2		141.2
Tax effect of:					
Dividend received deduction		(37.0)		(23.3)		(2.6)
Tax valuation allowance		(87.0)		(13.7)		(92.2)
State audit settlement		-		-		(1.2)
IRS audit settlement		3.7		(26.8)		(0.1)
State tax expense		-		0.6		0.1
Other		5.0		1.8		4.4
Income tax expense	$	3.8	$	140.8	$	49.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2011 and 2010, are presented below.

		2011		2010
Deferred tax assets:				
Insurance reserves	$	269.6	$	187.1
Investments		89.2		112.5
Postemployment benefits		97.1		83.7
Compensation		22.9		45.9
Other		22.5		22.1
Total gross assets before valuation allowance		501.3		451.3
Less: valuation allowance		(11.1)		(120.1)
Assets, net of valuation allowance		490.2		331.2
Deferred tax liabilities:				
Net unrealized gain		(288.2)		(71.9)
Value of business acquired		(398.4)		(410.5)
Deferred policy acquisition costs		(326.5)		(315.7)
Total gross liabilities		(1,013.1)		(798.1)
Net deferred income tax liability	$	(522.9)	$	(466.9)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. At December 31, 2011, the Company did not have a tax valuation allowance related to realized and unrealized capital losses. At December 31, 2010, the Company had a tax valuation allowance of $109.0 related to realized and unrealized capital losses. As of December 31, 2011 and 2010, the Company had full tax valuation allowances of $11.1 related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(22.0), $(68.7), and $(38.3) for the years ended December 31, 2011, 2010, and 2009, respectively.

Tax Sharing Agreement

The Company had a payable to ING AIH of $1.3 and $49.3 for federal income taxes as of December 31, 2011 and 2010, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at beginning of period	$ 23.0	$ 12.8
Additions for tax positions related to prior years	4.5	36.2
Reductions for tax positions related to prior years	(4.5)	(25.8)
Reductions for settlements with taxing authorities	(23.0)	(0.2)
Balance at end of period	$ -	$ 23.0

The Company had no unrecognized tax benefits as of December 31, 2011 and 2010, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2011 and 2010. The decrease during the tax period ended December 31, 2011 is primarily related to the settlement of the 2009 federal audit.

Tax Regulatory Matters

In March 2011, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2009. In the provision for the year ended December 31, 2011, the Company reflected an increase in the tax expense based on the results of the IRS examination and monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's position.

The Company is currently under audit by the IRS for tax years 2010 through 2012, and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2010 through 2012.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was also amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $24.6, $27.2, and $22.3 for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $9.8, $10.7, and $8.9, for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective December 31, 2011, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2011 and 2010.

	2011		2010	
Change in Projected Benefit Obligation:				
Projected benefit obligation, January 1	$	96.8	$	90.2
Interest cost		5.0		5.1
Benefits paid		(8.4)		(10.1)
Actuarial gain on obligation		18.4		11.6
Plan adjustments		(8.8)		-
Curtailments or settlements		(4.3)		-
Projected benefit obligation, December 31	$	98.7	$	96.8
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	-	$	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2011	2010
Accrued benefit cost	$ (98.7)	$ (96.8)
Accumulated other comprehensive income	34.0	30.0
Net amount recognized	$ (64.7)	$ (66.8)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2011 and 2010 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2011	2010
Discount rate at end of period	4.75%	5.50%
Rate of compensation increase	3.00%	3.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2011	2010	2009
Discount rate	5.50%	6.00%	6.00%
Rate of increase in compensation levels	3.00%	3.00%	1.50%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2011, 2010, and 2009, were as follows:

	2011	2010	2009
Interest cost	$ 5.0	$ 5.1	$ 5.3
Net actuarial loss recognized in the year	3.4	2.6	2.1
Unrecognized past service cost recognized in the year	-	0.1	0.1
The effect of any curtailment or settlement	2.2	-	0.1
Net periodic benefit cost	$ 10.6	$ 7.8	$ 7.6

Cash Flows

In 2012, the employer is expected to contribute $8.8 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2012 through 2016, and thereafter through 2021, are estimated to be $8.8, $7.9, $6.9, $5.7, $5.3, and $26.5, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EUR 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.1, $3.4, and $3.7 for the years ended December 31, 2011, 2010, and 2009, respectively, primarily related to leo.

The Company recognized tax benefits of $0.8, $0.7, and $0.1 in 2011, 2010, and 2009, respectively, and $0.3 , $0.1, and $0.1, respectively, are related to leo.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2011, 2010, and 2009, were $9.9, $11.9, and $12.1, respectively.

9.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $22.8, $23.7, and $35.9, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $180.6, $209.7, and $140.2, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2011, 2010, and 2009, net expenses related to the agreement were incurred in the amount of $29.8, $53.3, and $26.3, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2011, 2010, and 2009, ILIAC's net earnings related to the agreement were in the amount of $8.4, $2.2, and $7.8, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the IIM intercompany agreement was $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2011, 2010, and 2009, commissions were collected in the amount of $218.3, $220.0, and $275.3. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the year ended December 31, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $207.9 and $204.5, respectively.
- Prior to January 1, 2010, DSL was a party to a service agreement with ING USA pursuant to which ING USA provided DSL with managerial and supervisory services in exchange for a fee. This service agreement was terminated as of January 1, 2010. For the year ended December 31, 2009, expenses were incurred under this service agreement in the amount of $123.2.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred under this service agreement in the amount of $3.2, $3.3, and $1.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $23.3, $19.8, and $12.5, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $103.2, $246.1, and $212.3, (excludes fees paid to ING Investment Management Co.) in 2011, 2010, and 2009, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee, net of sub advisory fees, which is based on a percentage of average daily net assets. For the years ended December 31, 2011, 2010, and 2009, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $323.2, $314.3, and $270.0, respectively. At December 31, 2011 and 2010, DSL had $22.9 and $25.1, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2011, 2010, and 2001, and earned interest income of $1.3, $0.9, and $1.0, for the years ended December 31, 2011, 2010, and 2009, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2011 and 2010, the Company had an outstanding receivable of $648.0 and $304.1, respectively, with ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2011, 2010, and 2009.

Illiquid Assets Back-Up Facility

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING U.S. insurance with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for U.S. GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital losses on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital losses on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the EC in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remain unaltered and the additional payments are not borne by the Company or any other ING U.S. subsidiaries.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

At both December 31, 2011 and 2010, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions note to these Consolidated Financial Statements.

11.   Reinsurance

At December 31, 2011, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2011, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.3 and $11.5 were maintained for this contract as of December 31, 2011 and 2010, respectively.

Reinsurance ceded in force for life mortality risks were $16.2 billion and $17.4 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, net receivables were comprised of the following:

	2011	2010
Claims recoverable from reinsurers	$ 2,276.3	$ 2,356.0
Reinsured amounts due to reinsurers	(0.3)	0.4
Other	0.3	(0.5)
Total	$ 2,276.3	$ 2,355.9

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Premiums:			
Direct premiums	$ 34.0	$ 67.6	$ 35.2
Reinsurance assumed	0.1	-	0.1
Reinsurance ceded	(0.2)	(0.3)	(0.3)
Net premiums	$ 33.9	$ 67.3	$ 35.0

12. Commitments and Contingent Liabilities

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2011, 2010, and 2009, rent expense for leases was $5.0, $4.0, and $5.1, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2011 and 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $536.4 and $336.3, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011 and 2010, the Company held $110.0 and $4.7, of cash collateral, respectively, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered collateral of $77.9 and $93.8, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/ arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,518.7	$ 933.8	$ 133.4
Equity securities, available-for-sale	13.1	21.0	12.8
Derivatives	173.7	0.5	-
DAC/VOBA adjustment on available-for-sale securities	(801.7)	(461.7)	(88.8)
Sales inducements adjustment on available-for-sale securities	-	(0.3)	0.2
Premium deficiency reserve adjustment	(64.8)	(61.0)	-
Other investments	-	0.1	-
Unrealized capital gains, before tax	839.0	432.4	57.6
Deferred income tax asset / liability	(233.0)	(114.4)	(63.9)
Unrealized capital gains, after tax	606.0	318.0	(6.3)
Pension and other post-employment benefits liability, net of tax	(15.7)	(13.5)	(8.7)
Accumulated other comprehensive income (loss)	$ 590.3	$ 304.5	$ (15.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011		**2010**		**2009**
Fixed maturities	$	563.6	$	813.1	$	1,734.4
Equity securities, available-for-sale		(7.9)		8.2		20.2
Derivatives		173.2		0.5		-
DAC/VOBA adjustment on available-for-sale securities		(340.0)		(372.9)		(873.7)
Sales inducements adjustment on available-for-sale securities		0.3		(0.5)		(2.2)
Premium deficiency reserve adjustment		(3.8)		(61.0)		-
Other investments		(0.1)		0.1		0.3
Change in unrealized gains on securities, before tax		385.3		387.5		879.0
Deferred income tax asset/liability		(111.1)		(54.9)		(239.1)
Change in unrealized gains on securities, after tax		274.2		332.6		639.9
Change in other-than-temporary impairment losses, before tax		21.3		(12.7)		(46.7)
Deferred income tax asset/liability		(7.5)		4.4		16.3
Change in other-than-temporary impairment losses, after tax		13.8		(8.3)		(30.4)
Pension and other post-employment benefit liability, before tax		(3.4)		(7.4)		13.5
Deferred income tax asset/liability		1.2		2.6		(4.2)
Pension and other post-employment benefit liability, after tax		(2.2)		(4.8)		9.3
Net change in unrealized gains, after tax	$	285.8	$	319.5	$	618.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	**2010**	**2009**
Net unrealized capital holding gains arising during the period[1]	$ 344.5	$ 284.8	$ 587.5
Reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	(78.5)	(29.2)	(16.3)
Change in deferred tax asset valuation allowance	22.0	68.7	38.3
Net change in unrealized capital gains on securities	$ 288.0	$ 324.3	$ 609.5

[1] Pretax unrealized capital holding gains (losses) arising during the year were $526.8, $417.6, and $856.4, for the years ended December 31, 2011, 2010, and 2009, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $120.0, $42.8, and $23.7, for the years ended December 31, 2011, 2010, and 2009, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are generally determined by FIFO methodology.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, unless otherwise stated)

2011		**First**		**Second**		**Third**		**Fourth**
Total revenue	$	594.0	$	632.0	$	538.1	$	544.9
Income (loss) before income taxes		170.9		162.3		(26.2)		33.4
Income tax expense (benefit)		84.2		43.6		(108.0)		(16.0)
Net income	$	86.7	$	118.7	$	81.8	$	49.4
2010		**First**		**Second**		**Third**		**Fourth**
Total revenue	$	520.6	$	542.4	$	549.5	$	613.5
Income before income taxes		104.9		78.4		127.2		267.2
Income tax expense (benefit)		14.0		34.7		(8.8)		100.9
Net income	$	90.9	$	43.7	$	136.0	$	166.3